    As filed with the Securities and Exchange Commission on February 14, 1996
                                                    Registration No. 33-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                    FORM N-14

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                    / / Pre-Effective Amendment No. ________

                    / / Post-Effective Amendment No. ________

                        (Check appropriate box or boxes)

                          COMSTOCK PARTNERS FUNDS, INC.
            (formerly known as Comstock Partners Strategy Fund, Inc.)
               (Exact Name of Registrant as Specified in Charter)

                                 (201) 332-4436
                        (Area Code and Telephone Number)

                                10 Exchange Place
                                   Suite 2010
                       Jersey City, New Jersey  07302-3913
                    (Address of Principal Executive Offices)


Name and Address of Agent for            Copies to:
Service:                                 Gary S. Schpero, Esq.
Robert C. Ringstad                       Simpson Thacher & Bartlett
10 Exchange Place                        425 Lexington Avenue
Suite 2010                               New York, New York 10017
Jersey City, New Jersey  07302-3913

   Approximate Date of Proposed Public Offering: As soon after the effective date of this registration statement as is practicable.

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

   The Registrant has previously registered an indefinite number or amount of its shares of Capital Stock, $.001 par value per share, of all series then existing or thereafter created pursuant to Rule 24f-2 under the Investment Company Act of 1940; accordingly, no fee is payable herewith. A Rule 24f-2 Notice for Registrant's fiscal year ended April 30, 1995 was filed on June 29, 1995.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                          COMSTOCK PARTNERS FUNDS, INC.

                              Cross Reference Sheet
            Pursuant to Rule 481(a) Under the Securities Act of 1933



Form N-14 Item No.                               Location
------------------                               --------

                                                 Prospectus/Proxy
                                                 Statement Caption
                                                 -----------------
Part A
------
Item 1.  Beginning of Registration Statement     Cover Page
         and Outside Front Cover Page of
         Prospectus

Item 2.  Beginning and Outside Back Cover        Table of Contents
         Page of Prospectus

Item 3.  Fee Table, Synopsis and Risk Factors    Summary

Item 4.  Information About the Transaction       Summary; Reasons for the
                                                 Reorganization; Information
                                                 About the Reorganization;
                                                 Comparative Information on
                                                 Shareholder  Rights; Agreement
                                                 and Plan of Reorganization and
                                                 Liquidation; Additional
                                                 Information about the Comstock
                                                 Capital Value Fund; Additional
                                                 Information about the Dreyfus
                                                 Capital Value Fund

Item 5.  Information About the Registrant        Summary; Comparison of
                                                 Investment Objective and
                                                 Policies; Management
                                                 Arrangements; Additional
                                                 Information About the Comstock
                                                 Capital Value Fund

Item 6.  Information About the Company           Summary; Comparison of
         Being Acquired                          Investment Objective and
                                                 Policies; Management
                                                 Arrangements; Additional
                                                 Information About the Dreyfus
                                                 Capital Value Fund

Item 7.  Voting Information                      Voting Information

Item 8.  Interest of Certain Persons and         Financial Statements and
         Experts                                 Experts

Item 9.  Additional Information Required         Not Applicable
         for Reoffering by Persons Deemed
         to be Underwriters

                                                 Statement of Additional
Part B                                           Information Caption
------                                           -----------------------

Item 10. Cover Page                              Cover Page

Item 11. Table of Contents                       Cover Page

Item 12. Additional Information About the        Statement of Additional
         Registrant                              Information

Item 13. Additional Information About            Statement of Additional
         the Company Being Acquired              Information

Item 14. Financial Statements                    Historical Financial
                                                 Statements; The caption
                                                 "Information about the Dreyfus
                                                 Capital Value Fund" in the
                                                 Prospectus
Part C
------

           Information required to be included in Part C is set forth under the appropriate Item, so numbered, in Part C of this Registration Statement.

                                     PART A

                                PRELIMINARY COPY

                        DREYFUS CAPITAL VALUE FUND, INC.
                                 200 Park Avenue
                            New York, New York  10166

                                                               ________ __, 1996

Dear Shareholder:

      You are cordially invited to attend a Special Meeting of Shareholders of Dreyfus Capital Value Fund, Inc. (the "Dreyfus Capital Value Fund") to be held on ________ __, 1996 at ___ Eastern Time, at____. At this meeting, shareholders will be asked to consider and take action on the proposed reorganization (the "Reorganization") of the Dreyfus Capital Value Fund into Comstock Partners Capital Value Fund (the "Comstock Capital Value Fund"), a separate and newly-created portfolio of Comstock Partners Funds, Inc. ("CPF").

      As part of the proposed Reorganization, Comstock Partners, Inc. (currently the sub-investment adviser to the Dreyfus Capital Value Fund) will become the primary investment adviser for the Comstock Capital Value Fund and The Dreyfus Corporation (currently the investment adviser to the Dreyfus Capital Value Fund) will act as the Comstock Capital Value Fund's sub-investment adviser and administrator. Comstock Partners, Inc. has served as sub-investment adviser to the Dreyfus Capital Value Fund since April 1987 and has also served as investment adviser to the Comstock Partners Strategy Fund, an existing portfolio which, in connection with the Reorganization, will become a separate portfolio of CPF.

      In your Board of Directors' judgment, the Reorganization presents several benefits to shareholders of the Dreyfus Capital Value Fund. Because the Dreyfus Capital Value Fund's portfolio has been managed in accordance with Comstock Partners, Inc.'s distinctive investment philosophy, the Reorganization and, in particular, the new investment advisory structure, more appropriately reflects the respective roles of Comstock Partners, Inc. and The Dreyfus Corporation in managing the fund's portfolio. In addition, the Reorganization will bring the portfolio under common management with the Comstock Partners Strategy Fund (which pursues similar investment strategies to those of the Dreyfus Capital Value Fund), providing for more focused oversight by a single Board of Directors. Finally, by bringing your portfolio under the same umbrella as the Comstock Partners Strategy Fund, the Reorganization may provide opportunities for certain operating efficiencies and the reduction or elimination of certain costs and expenses.

      After careful consideration, your Board unanimously concluded, for the reasons more fully set forth in the enclosed Prospectus/Proxy Statement, that the proposed Reorganization is in the best interests of your fund and its shareholders, and has recommended that the Dreyfus Capital Value Fund shareholders vote in favor of it. The total net asset value of your holdings immediately before and after your fund's reorganization will be the same. Furthermore, the transaction, in the opinion of counsel, will be free from federal income taxes to you and your fund.

      A proxy card and Prospectus/Proxy Statement for the Dreyfus Capital Value Fund is in this package. Please complete and return your proxy in the postage-paid envelope provided for your convenience.

      WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED. THEREFORE, THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL CONTAINED IN THE PROSPECTUS/PROXY STATEMENT.

                                    Cordially,


                                    Joseph S. DiMartino
                                    Chairman of the Board of Directors
                                    Dreyfus Capital Value Fund, Inc.

                                PRELIMINARY COPY


                        DREYFUS CAPITAL VALUE FUND, INC.
                                 200 Park Avenue
                            New York, New York  10166

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS


                                                               ________ __, 1996


Dear Shareholder:

      A special meeting of the shareholders of Dreyfus Capital Value Fund, Inc. (the "Dreyfus Capital Value Fund") will be held on ________ ___, 1996 at ____ at the offices of __________________, [Address], New York, New York [zip code] for the following purposes:

      1. To consider and act upon an Agreement and Plan of Reorganization (the "Agreement") between the Dreyfus Capital Value Fund and Comstock Partners Funds, Inc. ("CPF") providing for the transfer of all of the assets, subject to the liabilities, of the Dreyfus Capital Value Fund in exchange for shares of the Comstock Partners Capital Value Fund (the "Comstock Capital Value Fund"), a separate, newly-created portfolio of CPF, and the distribution of such shares to the shareholders of the Dreyfus Capital Value Fund and the subsequent dissolution of the Dreyfus Capital Value Fund; and

      2. To transact such other business as may properly come before the meeting.

      The Board of Directors of the Dreyfus Capital Value Fund has recently reviewed and unanimously endorsed the proposal set forth in the accompanying Prospectus/Proxy Statement. Approval of the Agreement will require the affirmative vote of the holders of at least a majority of the outstanding shares of the Dreyfus Capital Value Fund. By approving the Agreement, the Dreyfus Capital Value Fund shareholders will be deemed to have waived temporarily certain of the Dreyfus Capital Value Fund's investment limitations insofar as they might be deemed to apply to the transactions provided for therein. The Board of Directors knows of no other business that will be acted upon at the meeting.

      Each shareholder is invited to attend the Special Meeting in person. Shareholders of record at the close of business on ________ __, 1996 have the right to vote at the Special Meeting.

      A quorum for the Special Meeting will consist of the presence in person or by proxy of shareholders entitled to cast one-third of the votes entitled to be cast. In the event that a quorum is not present at the Special Meeting, or in the event that a quorum is present but sufficient votes to approve any of the matters to be acted upon are not received, the persons named as proxies may propose one or more adjournments of the Special Meeting to permit further solicitation of proxies. Any such adjournment will require the affirmative vote of a majority of those shares present or represented at the meeting in person or by proxy. The persons named as proxies will vote those proxies which they are entitled to vote FOR or AGAINST any such proposal in their discretion. A shareholder vote may be taken on one or more of the matters to be acted upon as described in the accompanying Prospectus/Proxy Statement prior to any such adjournment if sufficient votes have been received for approval.

      Detailed information about the proposed transaction and the reasons for it are contained in the enclosed materials. Please exercise your right to vote by attending the Special Meeting or completing, dating and signing the enclosed proxy card. A self-addressed, postage-paid envelope has been enclosed for your convenience. It is very important that you vote and that your voting instructions be received prior to the Special Meeting.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON, THE BOARD OF DIRECTORS SOLICITS YOUR PROXY AND STRONGLY INVITES YOUR PARTICIPATION BY ASKING YOU TO REVIEW, COMPLETE AND RETURN YOUR PROXY AS SOON AS POSSIBLE.

      NOTE: You may receive more than one proxy package if you hold shares in more than one account or if you own more than one class of the Dreyfus Capital Value Fund stock. You must return separate proxy cards for separate holdings. We have provided postage-paid return envelopes for each.


                                 By Order of the Board of Directors
                                 Joseph S. DiMartino
                                 Chairman of the Board

                      INSTRUCTIONS FOR SIGNING PROXY CARDS


   The following general rules for signing proxy cards may be of assistance to you and avoid the time and expense involved in validating your vote if you fail to sign your proxy card properly.

   1. Individual Accounts: Sign your name exactly as it appears in the registration on the proxy card.

   2. Joint Accounts: Either party may sign, but the name of the party signing should conform exactly to a name shown in the registration.

   3. All Other Accounts: The capacity of the individual signing the proxy card should be indicated unless it is reflected in the form of registration. For example:

Registration                                Valid Signature
------------                                ---------------

CORPORATE ACCOUNTS

 (1)  ABC Corp. . . . . . . . . . . . . . .   ABC Corp.
 (2)  ABC Corp. . . . . . . . . . . . . . .   John Doe, Treasurer
 (3)  ABC Corp.
       c/o John Doe, Treasurer. . . . . . .   John Doe
 (4)ABC Corp. Profit Sharing Plan . . . . .   John Doe, Trustee

TRUST ACCOUNTS

 (1) ABC Trust  . . . . . . . . . . . . . .   Jane B. Doe, Trustee
 (2) Jane B. Doe, Trustee
       u/t/d 12/28/78 . . . . . . . . . . .   Jane B. Doe

CUSTODIAL OR ESTATE ACCOUNTS

 (1) John B. Smith, Cust.
       f/b/o John B. Smith, Jr., UGMA . . .   John B. Smith
 (2) Estate of John B. Smith. . . . . . . .   John B. Smith, Jr., Executor

                                PRELIMINARY COPY

             PROSPECTUS/PROXY STATEMENT DATED ____________ __, 1996

                          Acquisition of the Assets of

                        DREYFUS CAPITAL VALUE FUND, INC.
                                 200 Park Avenue
                            New York, New York  10166
                                 (212) 922-6000

                        By and in Exchange for Shares of
                      COMSTOCK PARTNERS CAPITAL VALUE FUND,
                           a newly-created portfolio of
                          COMSTOCK PARTNERS FUNDS, INC.
                                10 Exchange Place
                                   Suite 2010
                       Jersey City, New Jersey  07302-3913
                                 (201) 332-4436

      This Prospectus/Proxy Statement relates to the proposed transfer of all of the assets, subject to the liabilities, of the Dreyfus Capital Value Fund, Inc. (the "Dreyfus Capital Value Fund") to the Comstock Partners Capital Value Fund, a separate, newly-created portfolio (the "Comstock Capital Value Fund") of Comstock Partners Funds, Inc. ("CPF"), in exchange for shares in the Comstock Capital Value Fund. The Comstock Capital Value Fund is an open-end, diversified, management investment company and its investment objective is substantially identical to that of the Dreyfus Capital Value Fund. As a result of the proposed transaction (the "Reorganization"), each shareholder of the Dreyfus Capital Value Fund will receive that number of shares of the Comstock Capital Value Fund equal in net asset value at the date of the exchange to the net asset value of such shareholder's shares of the Dreyfus Capital Value Fund at such date. The terms and conditions of these transactions are more fully described in this Prospectus/Proxy Statement and in the Agreement and Plan of Reorganization between CPF and the Dreyfus Capital Value Fund attached hereto as Exhibit A.

      This Prospectus/Proxy Statement, which should be retained for future reference, sets forth concisely the information about the Comstock Capital Value Fund that a prospective investor should know before investing. A statement of additional information dated _________ ____, 1996 relating to this Prospectus/Proxy Statement has been filed with the Securities and Exchange Commission and is incorporated by reference herein. A prospectus dated _____________ __, 1996 (the "Comstock Capital Value Fund Prospectus") and a statement of additional information dated __________ __, 1996 (the "Comstock Capital Value Fund Statement of Additional Information") containing additional information about the Comstock Capital Value Fund have been filed with the Securities and Exchange Commission and are incorporated by reference into this Prospectus/Proxy Statement. A copy of the Comstock Capital Value Fund Prospectus accompanies this Prospectus/Proxy Statement. The Comstock Capital Value Fund Statement of Additional Information may be obtained without charge by writing to CPF at the address noted above or by calling 1-800-645-6561. In addition, a copy of the Dreyfus Capital Value Fund's prospectus (the "Dreyfus Capital Value Fund Prospectus") and statement of additional information dated February 1, 1996, have been filed with the Commission and may be obtained without charge by calling 1-800-645-6561.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
               PROSPECTUS/PROXY STATEMENT.  ANY REPRESENTATION TO
                       THE CONTRARY IS A CRIMINAL OFFENSE.

      NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS/PROXY
         STATEMENT AND IN THE MATERIALS EXPRESSLY INCORPORATED HEREIN BY
           REFERENCE AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR
             REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN
               AUTHORIZED BY CPF, THE COMSTOCK CAPITAL VALUE FUND
                       OR THE DREYFUS CAPITAL VALUE FUND.

  MUTUAL FUND SHARES ARE NOT BANK DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY BANK AND ARE NOT FEDERALLY INSURED BY, OBLIGATIONS OF,
       OR OTHERWISE SUPPORTED BY THE U.S. GOVERNMENT, THE FEDERAL DEPOSIT
          INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER
             AGENCY.  MUTUAL FUND SHARES INVOLVE CERTAIN INVESTMENT
               RISKS, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.

                               TABLE OF CONTENTS



                                                                            PAGE
                                                                            ----

Summary. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   4

Reasons for the Reorganization . . . . . . . . . . . . . . . . . . . . . . .  11

Information About the Reorganization . . . . . . . . . . . . . . . . . . . .  11

Comparison of Investment Objective and Policies. . . . . . . . . . . . . . .  14

Management Arrangements. . . . . . . . . . . . . . . . . . . . . . . . . . .  15

Comparative Information on Shareholder Rights. . . . . . . . . . . . . . . .  16

Additional Information About the Comstock Capital Value Fund . . . . . . . .  17

Additional Information About the Dreyfus Capital Value Fund. . . . . . . . .  18

Voting Information . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  18

Financial Statements and Experts . . . . . . . . . . . . . . . . . . . . . .  19

Legal Matters. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  19



EXHIBIT

   A -- Agreement and Plan of Reorganization between Comstock Partners Funds, Inc. and Dreyfus Capital Value Fund, Inc.

                                     SUMMARY

      THIS SUMMARY IS QUALIFIED BY REFERENCE TO THE MORE COMPLETE INFORMATION CONTAINED IN THIS PROSPECTUS/PROXY STATEMENT, THE DREYFUS CAPITAL VALUE FUND PROSPECTUS AND THE AGREEMENT AND PLAN OF REORGANIZATION ATTACHED TO THIS PROSPECTUS/PROXY STATEMENT AS EXHIBIT A. THE INFORMATION CONCERNING THE DREYFUS CAPITAL VALUE FUND CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS/PROXY STATEMENT HAS BEEN FURNISHED BY THE DREYFUS CAPITAL VALUE FUND, AND THE INFORMATION CONCERNING THE COMSTOCK CAPITAL VALUE FUND CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS/PROXY STATEMENT HAS BEEN FURNISHED BY CPF.

      PROPOSED TRANSACTION. The Board of Directors of the Dreyfus Capital Value Fund (the "Dreyfus Board"), including the Directors who are not "interested persons" of the Dreyfus Capital Value Fund (the "Independent Directors"), has unanimously approved an Agreement and Plan of Reorganization (the "Agreement") providing for the transfer of all of the assets, subject to the liabilities (whether contingent or otherwise), of the Dreyfus Capital Value Fund to the Comstock Capital Value Fund, a newly-created portfolio of CPF having an identical investment objective to the Dreyfus Capital Value Fund, in exchange for shares of the Comstock Capital Value Fund. (The proposed transaction is referred to in this Prospectus/Proxy Statement as the "Reorganization".) The Dreyfus Capital Value Fund is not aware of any contingent liabilities of the Dreyfus Capital Value Fund that will exist at the time of consummation of the Reorganization. In connection with the Reorganization, shares in the Comstock Capital Value Fund will be distributed to shareholders of the Dreyfus Capital Value Fund in liquidation of the Dreyfus Capital Value Fund. The total value of the shares of the Comstock Capital Value Fund issued in the Reorganization shall equal the total value of the net assets of the Dreyfus Capital Value Fund. The number of full and fractional shares of the Comstock Capital Value Fund received by each Dreyfus Capital Value Fund shareholder will be equal in net asset value to the net asset value of that shareholder's shares of the Dreyfus Capital Value Fund as of 4:00 p.m. (Eastern time) on the closing date of the Reorganization. Pursuant to the proposed Reorganization, holders of Class A, Class B, Class C and Class R shares of the Dreyfus Capital Value Fund will receive, respectively, Class A, Class B, Class C and Class R shares of the Comstock Capital Value Fund. Upon completion of such distribution, the Dreyfus Capital Value Fund will deregister as an investment company under the Investment Company Act of 1940, as amended (the "1940 Act"), by filing the appropriate application with the Securities and Exchange Commission (the "Commission") and will also be dissolved under state law.

      The consummation of the Reorganization is contingent on the satisfaction of the conditions described below under "Information About the Reorganization."


      If the Reorganization were to have been consummated as of January 30, 1996, the approximate resulting aggregate net assets of the Comstock Capital Value Fund would be $338,512,197.


      OPERATION OF THE COMSTOCK CAPITAL VALUE FUND. Upon consummation of the Reorganization, the Comstock Capital Value Fund will operate in a manner that is substantially similar to the current operation of the Dreyfus Capital Value Fund. The Comstock Capital Value Fund will be governed by the Board of Directors and officers of CPF, while the Dreyfus Capital Value Fund's affairs are governed by its Board of Directors and officers. As both CPF and the Dreyfus Capital Value Fund are Maryland corporations, the responsibilities, powers, and fiduciary duties of the directors of CPF are substantially identical to those of the directors of the Dreyfus Capital Value Fund. However, CPF is an open-end, management investment company of the type commonly referred to as a "series fund", which has different classes of shares representing interests in two separate mutual fund portfolios: Comstock Partners Strategy Fund and the Comstock Capital Value Fund. The Dreyfus Capital Value Fund, on the other hand, is an open-end management investment company whose shares represent interests in a single portfolio.

      CPF's directors supervise the business affairs and investments of its portfolios, including the Comstock Capital Value Fund, which will be managed on a daily basis by Comstock Partners, Inc. ("Comstock Partners"), the investment adviser, and sub-advised and administered by The Dreyfus Corporation, the sub-adviser and administrator. In contrast, The Dreyfus Corporation advises and is responsible for certain administrative services, and Comstock Partners sub-advises, the Dreyfus Capital Value

Fund. Premier Mutual Fund Services, Inc., the distributor for the Dreyfus Capital Value Fund, will serve as distributor to the Comstock Capital Value Fund. The investment objective, policies, and restrictions of the new Comstock Capital Value Fund will be substantially similar to those of the Dreyfus Capital Value Fund. In addition, following the proposed Reorganization, the purchase, redemption and dividend policies of the Comstock Capital Value Fund will remain substantially unchanged from those of the Dreyfus Capital Value Fund.

      For the reasons set forth above and those set forth below under "Reasons for the Reorganization," the Dreyfus Board, including all of the independent Directors, has unanimously concluded that the Reorganization would be in the best interests of the shareholders of the Dreyfus Capital Value Fund, and that the interests of existing shareholders of the Dreyfus Capital Value Fund would not be diluted as a result of the transactions contemplated by the Reorganization. For all of the reasons noted, the Dreyfus Board has unanimously recommended approval of the Reorganization.


      TAX CONSEQUENCES. Prior to the consummation of the Reorganization, Simpson Thacher & Bartlett will issue an opinion that no gain or loss will be recognized by CPF or the Dreyfus Capital Value Fund or shareholders of the Dreyfus Capital Value Fund for federal income tax purposes as a result of the Reorganization. The holding period and tax basis of the shares of the Comstock Capital Value Fund received by a shareholder of the Dreyfus Capital Value Fund will be the same as the holding period and tax basis of the shareholder's shares of the Dreyfus Capital Value Fund. In addition, the holding period and tax basis of the assets of the Dreyfus Capital Value Fund transferred to the Comstock Capital Value Fund as a result of the Reorganization will be the holding period and tax basis of those assets in the hands of the Dreyfus Capital Value Fund immediately prior to the Reorganization. For further information about the tax consequences of the Reorganization, see "Information about the Reorganization -- Federal Income Tax Consequences."


      INVESTMENT OBJECTIVES AND POLICIES. Upon consummation of the Reorganization, the investment objective, policies and restrictions of the Comstock Capital Value Fund will be substantially similar to those of the Dreyfus Capital Value Fund. The Comstock Capital Value Fund's investment objective is to maximize total return, consisting of capital appreciation and current income. The Comstock Capital Value Fund will seek to achieve its investment objective by following an asset allocation strategy that contemplates shifts, which may be frequent, among a wide range of investments and market sectors. The Comstock Capital Value Fund will invest in equity securities of domestic issuers, including common stocks, preferred stocks, convertible securities and warrants; debt securities of domestic and foreign issuers, including bonds, debentures and notes; and domestic and foreign money market instruments. The Comstock Capital Value Fund may invest up to 65% of its assets in securities of foreign issuers. The investment objective of the Comstock Capital Value Fund is a fundamental policy and may not be changed without the approval of the holders of a majority (as defined in the 1940 Act) of the Comstock Capital Value Fund's outstanding voting shares. There can be no assurance that the Comstock Capital Value Fund's objective will be achieved. For a further comparison of the Dreyfus Capital Value Fund's and the Comstock Capital Value Fund's investment policies and restrictions, see "Comparison of Investment Objective and Policies."


      FEES AND EXPENSES. The following table and example reflect the annual expenses (as a percentage of average net assets) of the Dreyfus Capital Value Fund paid for the fiscal year ended September 30, 1995 and the pro forma expenses for the Comstock Capital Value Fund as if the Reorganization had occurred at the commencement of the fiscal year ended September 30, 1995, based upon the fee arrangements that will be in place upon consummation of the Reorganization. The Comstock Capital Value Fund will not commence operations until the consummation of the Reorganization.

                                  EXPENSE TABLE



                                                           DREYFUS CAPITAL VALUE FUND             COMSTOCK CAPITAL VALUE FUND
                                                       ------------------------------------   ------------------------------------
                                                       CLASS A    CLASS B  CLASS C  CLASS R   CLASS A  CLASS B   CLASS C   CLASS R
                                                       --------   -------  -------  -------   -------  -------   -------   -------
SHAREHOLDER TRANSACTION EXPENSES
Maximum Sales Load Imposed on Purchases
  (as a percentage of offering price). . . . . . . .     4.50%      None     None     None     4.50%     None      None     None
Maximum Deferred Sales Charge Imposed on
  Redemptions (as a percentage of the amount
  subject to charge) . . . . . . . . . . . . . . . .     None*      4.00%    1.00%    None     None*     4.00%     1.00%    None
ANNUAL FUND OPERATING EXPENSES
  (as a percentage of average daily net assets)
  Management Fees. . . . . . . . . . . . . . . . . .      .75%       .75%     .75%    .75%      .75%      .75%      .75%     .75%
12b-1 Fees** . . . . . . . . . . . . . . . . . . . .     None        .75%     .75%    None      .25%     1.00%     1.00%    None
Other Expenses***  . . . . . . . . . . . . . . . . .      .94%       .94%     .94%    .69%      .69%      .69%      .69%     .69%
Total Fund Operating Expenses. . . . . . . . . . . .     1.69%      2.44%    2.44%   1.44%     1.69%     2.44%     2.44%    1.44%


                                                       CLASS A    CLASS B  CLASS C  CLASS R   CLASS A  CLASS B   CLASS C   CLASS R
                                                       --------   -------  -------  -------   -------  -------   -------   -------

EXAMPLE
-------
You will pay the following expenses on a $1,000
investment assuming (1) 5% annual return and
(2) except where noted, redemption at the end of
each time period:
1 YEAR . . . . . . . . . . . . . . . . . . . . . . .     $61      $65/$25+ $34/$25+   $15       $61    $65/$25+   $34/$25+     $15
3 YEARS. . . . . . . . . . . . . . . . . . . . . . .     $96     $106/$76+   $76      $46       $96   $106/$76+     $76        $46
5 YEARS. . . . . . . . . . . . . . . . . . . . . . .    $133    $150/$130+  $130      $79      $133  $150/$130+    $130        $79
10 YEARS . . . . . . . . . . . . . . . . . . . . . .    $236         $242++ $278     $172       236       $278++   $378       $172


* A contingent deferred sales charge of 1.00% may be assessed on certain redemptions of Class A shares purchased without an initial sales charge as part of an investment of $1 million or more.
** Includes service and distribution fees payable, in the case of the Dreyfus Capital Value Fund, pursuant to a Class B and C Distribution Plan, and, in the case of the Comstock Capital Value Fund, pursuant to Class A, Class B and Class C Service and Distribution Plans. See "Summary-Distribution and Shareholder Servicing Arrangements."
*** "Other Expenses" includes custodial and transfer agency fees, certain shareholder administrative fees, insurance, legal and accounting fees, printing and mailing costs, registration fees, interest expense and dividends on securities sold short, and fees payable to directors who are not affiliated with the Investment Adviser, the Sub-Investment Adviser or the Distributor.
+    Assuming no redemption of shares.
++ Ten-year figures assume conversion of Class B shares to Class A shares at end of sixth year following the date of purchase.

     The purpose of the foregoing table and example is to assist investors in understanding the various costs and expenses that an investor in the Dreyfus Capital Value Fund or the Comstock Capital Value Fund has borne or will bear, whether directly or indirectly, the payment of which will reduce investors' investment return on an annual basis. The information in the foregoing table does not reflect any fee waivers or expensive reimbursement arrangements that may be in effect. THE EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES, AND ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN. MOREOVER, WHILE THE EXAMPLE ASSUMES A 5% ANNUAL RETURN, THE DREYFUS CAPITAL VALUE FUND'S AND THE COMSTOCK CAPITAL VALUE FUND'S PERFORMANCE WILL VARY AND MAY RESULT IN A RETURN GREATER OR LESS THAN 5%.

          The aggregate contractual rates payable by the Comstock Capital Value Fund for investment advisory services and administrative services are the same as the aggregate rates payable for such services by the Dreyfus Capital Value Fund. Pursuant to the Investment Advisory Agreement, CPF, on behalf of the Comstock Capital Value Fund, will pay Comstock Partners for its services as investment adviser an annual fee computed daily and paid monthly at the following annual rate: .40 of 1% of the first $300 million of the Comstock Capital Value Fund's average daily net assets, .45 of 1% of the Comstock Capital Value Fund's average daily net assets between $300 million and $750 million, .50 of 1% of the Comstock Capital Value Fund's average daily net assets between $750 million and $1 billion and .55 of 1% of the Comstock Capital Value Fund's average daily net assets in excess of $1 billion.

     In addition, pursuant to the Sub-Investment Advisory and Administration Agreement, CPF, on behalf of the Comstock Capital Value Fund, will pay The Dreyfus Corporation an annual fee computed daily and paid monthly at the following annual rate: .35 of 1% of the first $300 million of the Comstock Capital Value Fund's average daily net assets, .30 of 1% of the Comstock Capital Value Fund's average daily net assets between $300 million and $750 million, .25 of 1% of the Comstock Capital Value Fund's average daily net assets between $750 million and $1 billion and .20 of 1% of the Comstock Capital Value Fund's average daily net assets in excess of $1 billion. For a more extensive discussion of these agreements, see "Information about the Reorganization--Investment Adviser and Sub-Investment Adviser."

          In comparison, the fee currently payable for investment advisory services by the Dreyfus Capital Value Fund pursuant to its Investment Advisory Agreement with The Dreyfus Corporation is an annual fee paid monthly at the following annual rate: .60 of 1% of the first $25 million of the Dreyfus Capital Value Fund's average daily net assets, .50 of 1% of the Dreyfus Capital Value Fund's average daily net assets between $25 million and $75 million, .45 of 1% of the Dreyfus Capital Value Fund's average daily net assets between $75 million and $200 million, .40 of 1% of the Dreyfus Capital Value Fund's average daily net assets between $200 million and $300 million and .375 of 1% of the Dreyfus Capital Value Fund's average daily net assets in excess of $300 million.

          In addition, pursuant to a sub-investment advisory agreement with Comstock Partners, the Dreyfus Capital Value Fund agreed to pay Comstock Partners an annual fee, paid monthly at the following annual rate: .15 of 1% of the first $25 million of the Dreyfus Capital Value Fund's average daily net assets, .25 of 1% of the Dreyfus Capital Value Fund's average daily net assets between $25 million and $75 million, .30 of 1% of the Dreyfus Capital Value Fund's average daily net assets between $75 million and $200 million, .35 of 1% of the Dreyfus Capital Value Fund's average daily net assets between $200 million and $300 million and .375 of 1% of the Dreyfus Capital Value Fund's average daily net assets in excess of $300 million.

           The aggregate service and distribution fees payable by the various classes of the Comstock Capital Value Fund will be identical to those borne by the corresponding classes of the Dreyfus Capital Value Fund, although certain differences exist in the structure of the relevant distribution and service plans. Class A shares of Comstock Capital Value Fund bear a service and distribution fee at an annual rate of .25% of the value of average daily net assets. By comparison, Class A shares of Dreyfus Capital Value Fund bear service fees at an annual rate of .25% of the value of average daily net assets and no distribution fees. Class B and Class C shares of Comstock Capital Value Fund, like Class B and C shares of Dreyfus Capital Value Fund, bear distribution fees at an annual rate of .75% of average daily net assets and service fees at an annual rate of .25% of average daily net assets. Class R shares of Comstock Capital Value Fund and Dreyfus Capital Value Fund bear no service or distribution fees. For further information, see "Distribution and Shareholder Servicing Arrangements" below.

          In addition to the fees described above, each of the Dreyfus Capital Value Fund and the Comstock Capital Value Fund bears certain additional fees and expenses relating to, among other things, custody, transfer agency, printing and audit, legal and other professional services.

          PURCHASE AND REDEMPTION. Under the proposed Reorganization, the purchase and redemption arrangements for the Comstock Capital Value Fund will be substantially identical to those of Dreyfus Capital Value Fund. Class A shares, Class B shares and Class C shares of both the Dreyfus Capital Value Fund and Comstock Capital Value Fund may be purchased only by clients of certain financial institutions (which may include banks), securities dealers ("Selected Dealers") and other industry professionals (collectively, "Service Agents"), except that full-time or part-time employees of The Dreyfus Corporation or any of its affiliates or subsidiaries, directors of The Dreyfus Corporation, Board members of a fund advised or sub-advised by The Dreyfus Corporation, including members of the Fund's Board, or the spouse or minor child of any of the foregoing may purchase Class A shares directly through the Distributor. Subsequent purchases may be sent directly to the Transfer Agent or your Service Agent. Dreyfus Transfer, Inc., a wholly-owned subsidiary of The Dreyfus Corporation, is the Transfer and Dividend Disbursing Agent for the Dreyfus Capital Value Fund and the Comstock Capital Value Fund.

          With respect to both the Comstock Capital Value and the Dreyfus Capital Value Fund, Class A shares are sold at net asset value per share plus a maximum initial sales charge of 4.50% of the public offering price imposed at the time of purchase, which charge may be reduced or waived for certain purchases.

          Class B shares of the Comstock Capital Value Fund, as well as of the Dreyfus Capital Value Fund, are sold at net asset value per share with no initial sales charge at the time of purchase but are subject to a maximum 4% contingent deferred sales charge ("CDSC"), which is assessed only upon redemption within six years of purchase. Approximately six years after the date of purchase, Class B shares automatically will convert to Class A shares.

          Class C shares of the Comstock Capital Value Fund and the Dreyfus Capital Value Fund are sold at net asset value per share with no initial sales charge at the time of purchase but are subject to a 1% CDSC, which is assessed only upon redemption of Class C shares within one year of purchase.

          No initial sales charge will be imposed on Comstock Capital Value Fund Class A shares received by Dreyfus Capital Value Fund shareholders at the time of the Reorganization. No CDSC will be imposed on Class B shares or Class C shares of the Dreyfus Capital Value Fund upon consummation of the Reorganization. For purposes of calculating future CDSC rates and conversion periods, the Comstock Capital Value Fund Class B shares and Class C shares received by a Dreyfus Capital Value Fund shareholder at the time of the Reorganization will be deemed to have been held since the date such shareholder initially purchased such shares in the Dreyfus Capital Value Fund. If a Dreyfus Capital Value Fund shareholder has signed a Letter of Intent making such shareholder eligible for a reduced sales load, the terms of such Letter of Intent will carry over and apply to such shareholder as a shareholder of the Comstock Capital Value Fund. The Comstock Capital Value Fund also offers the same Right of Accumulation with respect to purchases of Comstock Capital Value Fund Class A shares as that offered to holders of Dreyfus Capital Value Fund Class A shares.

          Class R shares may not be purchased directly by individuals, although eligible institutions may purchase Class R shares for certain accounts maintained by individuals. Class R shares are sold at net asset value per share only to institutional investors acting for themselves or in a fiduciary, advisory, agency, custodial or similar capacity for qualified or non-qualified employee benefit plans, including pension, profit-sharing, SEP-IRAs and other deferred compensation plans, whether established by corporations, partnerships, non-profit entities or state and local governments, but not including IRAs or IRA "Rollover Accounts."

          Redemption requests, with respect to the Dreyfus Capital Value Fund as well as the Comstock Capital Value Fund, may be made at any time. Redemption requests are transmitted to the Transfer Agent.

Both the Dreyfus Capital Value Fund and the Comstock Capital Value Fund impose no charges (other than any applicable CDSC) when shares are redeemed. Service Agents may charge their clients a nominal fee for effecting redemptions of Fund shares.

          The Comstock Capital Value Fund shareholders may redeem shares of that fund through the Transfer Agent, the Wire Redemption Privilege, the Telephone Redemption Privilege or the TeleTransfer Privilege, as such privileges are described in the Comstock Capital Value Fund Prospectus. The Dreyfus Capital Value Fund currently does not offer redemption by wire and redemption by telephone is limited to the TeleTransfer Privilege, which allows the proceeds of redemption to be transferred to a designated bank account.

          DISTRIBUTION AND SHAREHOLDER SERVICING ARRANGEMENTS. Under the proposed Reorganization, the distribution and shareholder servicing arrangements for the Comstock Capital Value Fund will be substantially similar
to those of Dreyfus Capital Value Fund.   The aggregate service and
distribution fees payable with respect to each class of the Comstock Partners Strategy Fund and the Dreyfus Capital Value Fund will be identical. See "Summary--Fees and Expenses." However, the Class A, B and C shares of the Dreyfus Capital Value Fund are subject to a Shareholder Services Plan, which has not been adopted pursuant to Rule 12b-1, while the Class B and C shares of the Dreyfus Capital Value Fund are each subject to separate Service and Distribution Plans adopted pursuant to Rule 12b-1. In contrast, the Class A, B and C shares of the Comstock Capital Value Fund are all subject to combined Service and Distribution Plans, which plans have been adopted pursuant to Rule 12b-1.

          Premier Mutual Fund Services, Inc. acts as the distributor to the Dreyfus Capital Value Fund and, upon the consummation of the Reorganization, will act as the distributor to the Comstock Capital Value Fund.

          EXCHANGE PRIVILEGES. Under the proposed Reorganization, exchange privileges for the Comstock Capital Value Fund will be substantially identical to those of Dreyfus Capital Value Fund. Subject to certain limits, the Exchange Privilege enables a shareholder of the Dreyfus Capital Value Fund or the Comstock Capital Value Fund to purchase, in exchange for Class A, Class B, Class C or Class R shares of the respective funds, shares of the same class of certain funds managed or administered by The Dreyfus Corporation, to the extent such shares are offered for sale in the shareholders' state of residence.

          DIVIDENDS AND DISTRIBUTIONS. Under the proposed Reorganization, the dividend and distribution policies for Comstock Capital Value Fund will be substantially identical to those of Dreyfus Capital Value Fund. Both the Comstock Capital Value Fund and the Dreyfus Capital Value Fund ordinarily pay dividends from net investment income and distribute net realized securities gains, if any, once a year, but they may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"), in all events in a manner consistent with the provisions of the 1940 Act. Neither the Dreyfus Capital Value Fund nor the Comstock Capital Value Fund makes distributions from net realized securities gains unless capital loss carryovers, if any, have been utilized or have expired. Shareholders may choose whether to receive dividends and distributions in cash or to reinvest in additional shares of the same class at net asset value without a sales load. Dividends and distributions paid in cash to retirement plans, however, may be subject to additional tax. All expenses are accrued daily and are deducted before the declaration of dividends. Dividends paid by each Class are calculated at the same time and in the same manner and are of the same amount, except that the expenses attributable solely to a particular Class are borne exclusively by such Class.

          For more complete information about the purchase, redemption, dividend and other policies of the Dreyfus Capital Value Fund and the Comstock Capital Value Fund, you may refer to the Comstock Capital Value Fund Prospectus and the Dreyfus Capital Value Fund Prospectus, both of which are incorporated by reference herein.

          RISK FACTORS. Because the investment objective, policies, and restrictions of the Comstock Capital Value Fund are substantially similar to those of Dreyfus Capital Value Fund, the risks associated with the particular investment policies and strategies that Comstock Capital Value Fund and Dreyfus Capital Value Fund are authorized to employ also are substantially similar. Further information relating to the risks associated with an investment in the Comstock Capital Value Fund is set forth below under "Comparison of Investment Objectives and Policies" and under "Risk Factors" in the Comstock Capital Value Fund Prospectus.

                           REASONS FOR THE REORGANIZATION

          The Reorganization has been proposed by the CPF Board and the Dreyfus Board. In determining whether to recommend approval of the Reorganization to shareholders of Dreyfus Capital Value Fund, the Dreyfus Board made an inquiry into a number of matters and considered the following factors, among others: (1) the compatibility of the investment objectives, policies, restrictions and portfolios, as well as service features available to shareholders of the Dreyfus Capital Value Fund and the Comstock Capital Value Fund; (2) the historical performance of the Dreyfus Capital Value Fund, the Comstock Partners Strategy Fund (the "Strategy Fund"), a separate portfolio of CPF, and other portfolios advised by Comstock Partners, Inc.; (3) the terms and conditions of the Reorganization and whether the Reorganization would result in dilution of shareholder interests; (4) costs incurred by the Dreyfus Capital Value Fund and the Comstock Capital Value Fund as a result of the Reorganization; (5) tax consequences of the Reorganization; and (6) possible alternatives to the Reorganization.

          In reaching the decision to recommend that the shareholders of the Dreyfus Capital Value Fund vote to approve the Reorganization, the Dreyfus Board concluded that the Reorganization is in the best interests of its shareholders and would not result in the dilution of such shareholders' interests. Their conclusion was based on a number of factors, including the following:

          In your Board of Directors' judgment, the Reorganization presents several benefits to the Dreyfus Capital Value Fund's shareholders.

          1. Because the Dreyfus Capital Value Fund's portfolio has been managed in accordance with Comstock Partners' distinct investment philosophy, the Reorganization and, in particular, the new investment advisory structure, more appropriately reflect the respective roles of Comstock Partners and The Dreyfus Corporation in managing the portfolio.

          2. The Reorganization will bring the Dreyfus Capital Value Fund portfolio under common management with the Comstock Partners Strategy Fund (which pursues similar investment strategies to the Dreyfus Capital Value Fund), providing for more focused oversight by a single Board of Directors.

          3. By bringing the Dreyfus Capital Value Fund's portfolio under the same umbrella as the Comstock Partners Strategy Fund, the Reorganization may provide opportunities for certain operating efficiencies and the reduction or elimination of certain costs and expenses.

          4. The operation of the Comstock Capital Value Fund will be substantially similar to that of the Dreyfus Capital Value Fund. The Reorganization will not change substantially the Dreyfus Capital Value Fund's investment objectives or policies, shareholder servicing arrangements or exchange privileges.



                        INFORMATION ABOUT THE REORGANIZATION

          AGREEMENT AND PLAN OF REORGANIZATION. The following summary of the Agreement is qualified in its entirety by reference to the form of the Agreement attached to this Prospectus/Proxy Statement as

Exhibit A. The Agreement, to which CPF and the Dreyfus Capital Value Fund are parties, provides that the Comstock Capital Value Fund will acquire all of the assets, subject to the liabilities (whether contingent or otherwise), of the Dreyfus Capital Value Fund in exchange for the shares of the Comstock Capital Value Fund. Subject to the satisfaction of the conditions described below,
such acquisitions shall take place on                or such later date as
may be agreed upon by the parties (the "Closing Date"). Although the Agreement provides that the Comstock Capital Value Fund will assume all of the liabilities of the Dreyfus Capital Value Fund, the Dreyfus Capital Value Fund is not aware of any contingent liabilities of the Dreyfus Capital Value Fund that will exist at the Closing Date. Pursuant to the proposed Reorganization, holders of Class A, Class B, Class C and Class R shares of the Dreyfus Capital Value Fund will receive, respectively, Class A, Class B, Class C and Class R shares of the Comstock Capital Value Fund. The net asset value per share of each class of the Comstock Capital Value Fund will be determined by dividing the Comstock Capital Value Fund's assets attributable to such class of its shares, less liabilities attributable to such class of its shares, by the total number of the fund's outstanding shares of such class.

          Comstock Capital Value Fund securities will be valued in accordance with the valuation practices of CPF, which practices are described in "Net Asset Value" of the Comstock Capital Value Fund Prospectus incorporated by reference herein.

          As promptly as practicable after the Closing Date, the Dreyfus Capital Value Fund will liquidate and distribute PRO RATA to its shareholders of record as of 4:00 p.m. (New York time) on the Closing Date the shares of the Comstock Capital Value Fund received by Dreyfus Capital Value Fund in the Reorganization, as defined in greater detail above. Such liquidation and distribution will be accomplished by the establishment of accounts on the share records of the Comstock Capital Value Fund in the names of the shareholders of Dreyfus Capital Value Fund, each account representing the respective PRO RATA number of shares of the Comstock Capital Value Fund due the shareholder. After such distribution and the winding up of its affairs, the Dreyfus Capital Value Fund will be deregistered as an investment company under the 1940 Act and will be dissolved.

          The Dreyfus Board has determined that the interests of existing shareholders of the Dreyfus Capital Value Fund will not be diluted as a result of the transactions contemplated by the Reorganization and that participation in the Reorganization is in the best interests of the Dreyfus Capital Value Fund's shareholders.

          Certain of the existing investment limitations of the Dreyfus Capital Value Fund that require shareholder approval for amendment prohibit the Dreyfus Capital Value Fund from investing more than a stated percentage of its assets in an issuer's securities. By approving the Agreement, the shareholders of the Dreyfus Capital Value Fund will be deemed to have agreed to waive temporarily these limitations insofar as they might be deemed to apply to the Reorganization.

          The consummation of the Reorganization is subject to the conditions set forth in the Agreement, including that the majority of the shareholders of the Dreyfus Capital Value Fund approve the Reorganization. The Agreement may be terminated and the Reorganization abandoned at any time prior to the Closing Date, before or after approval by the shareholders of the Dreyfus Capital Value Fund, by either the Dreyfus Capital Value Fund or CPF if (i) any material condition or covenant set forth in the Agreement has not been fulfilled or waived by the party entitled to its benefits, (ii) there has been a material breach by the other party or (iii) the CPF Board or the Dreyfus Board, as the case may be, determines that proceeding with the Reorganization is not in the best interests of that party's shareholders.

          The expenses of the Reorganization will be borne equally by The Dreyfus Corporation and Comstock Partners, Inc.

          Approval of the Agreement will require the affirmative vote of the holders of at least a majority of the outstanding shares of the Dreyfus Capital Value Fund entitled to vote on the matter. If the Reorganization is not approved by the shareholders of the Dreyfus Capital Value Fund or is not consummated for any other reason, the Dreyfus Board will consider other possible courses of action.

     THE DREYFUS CAPITAL VALUE FUND BOARD, INCLUDING THE INDEPENDENT DIRECTORS,
               HAS UNANIMOUSLY RECOMMENDED APPROVAL OF THE AGREEMENT.


          DESCRIPTION OF SHARES OF CPF. Shareholders of the Dreyfus Capital Value Fund will be issued shares of the Comstock Capital Value Fund in accordance with the procedures provided for in the Agreement as described above. Each such share will be fully paid and non-assessable when issued with no personal liability attaching to the ownership thereof and transferable without restrictions and will have no preemptive or conversion rights, other than as described in "Summary -- Purchase and Redemption." Pursuant to the proposed Reorganization, holders of Class A, Class B, Class C and Class R shares of the Dreyfus Capital Value Fund will receive, respectively, Class A, Class B, Class C and Class R shares of the Comstock Capital Value Fund.

          FEDERAL INCOME TAX CONSEQUENCES. As a condition to the consummation of the Reorganization, the Dreyfus Capital Value Fund and CPF will each receive an opinion from Simpson Thacher & Bartlett to the effect that, on the basis of existing provisions of the Code, current administrative rules and interpretations and court decisions, for federal income tax purposes: (1) the Reorganization will constitute a reorganization within the meaning of
Section 368(a)(1) of the Code with respect to the Dreyfus Capital Value Fund and the Comstock Capital Value Fund; (2) no gain or loss will be recognized by the Dreyfus Capital Value Fund or the Comstock Capital Value Fund upon the transfer of substantially all of the assets and liabilities, if any, of the Dreyfus Capital Value Fund to the Comstock Capital Value Fund solely in exchange for shares in the Comstock Capital Value Fund or upon the distribution of such shares to the shareholders of the Dreyfus Capital Value Fund solely in exchange for all of their shares; (3) no gain or loss will be recognized by shareholders of the Dreyfus Capital Value Fund upon the exchange of the Dreyfus Capital Value Fund's shares solely for shares of the Comstock Capital Value Fund; (4) the holding period and tax basis of the Comstock Capital Value Fund shares received by each shareholder of the Dreyfus Capital Value Fund pursuant to the Reorganization will be the same as the holding period
(provided the shares of the Dreyfus Capital Value Fund were held as a capital asset on the date of the Reorganization) and tax basis of the shares of the Dreyfus Capital Value Fund held by the shareholder immediately prior to the Reorganization; and (5) the holding period and tax basis of the assets of the Dreyfus Capital Value Fund acquired by the Comstock Capital Value Fund will be the same as the holding period and tax basis of those assets to the Dreyfus Capital Value Fund immediately prior to the Reorganization. The payment by the Dreyfus Capital Value Fund of certain expenses which are directly related to the Reorganization will not affect such opinion. However, no opinion will be given as to any other federal income tax consequences of the payment of such expenses.

          CAPITALIZATION. The following tables show the capitalization of the Dreyfus Capital Value Fund and the Comstock Capital Value Fund as of January 30, 1996, and on a pro forma basis as of that date for the Reorganization giving effect to the proposed acquisition of assets at net asset value.


                                          DREYFUS               COMSTOCK          PRO FORMA FOR
                                    CAPITAL VALUE FUND    CAPITAL VALUE FUND1/   REORGANIZATION
                                    ------------------    ------------------     --------------
Net assets (000's)
 - Class A Shares                      $255,808                  $0                  $255,808
 - Class B Shares                        81,811                   0                    81,811
 - Class C Shares                           892                   0                       892
 - Class R Shares                             1                   0                         1

Net asset value per share
 - Class A Shares                        $10.67                   0                    $10.67
 - Class B Shares                         10.52                   0                     10.52
 - Class C Shares                         10.39                   0                     10.39
 - Class R Shares                         10.66                   0                     10.66

Shares outstanding (000's)
 - Class A Shares                        23,985                   0                    23,985
 - Class B Shares                         7,775                   0                     7,775
 - Class C Shares                            86                   0                        86
 - Class R Shares                            --                   0                        --

____________________

1/ The Comstock Capital Value Fund has been newly organized to acquire the assets of the Dreyfus Capital Value Fund and will not commence operations until the Closing Date.

                 COMPARISON OF INVESTMENT OBJECTIVE AND POLICIES


          Because the Comstock Capital Value Fund has been created for the purpose of operating as the successor to the Dreyfus Capital Value Fund in connection with the Reorganization, the investment objective of the Comstock Capital Value Fund and the Dreyfus Capital Value Fund is identical. In addition, the investment policies and restrictions of the Comstock Capital Value Fund and the Dreyfus Capital Value Fund are substantially similar.

          The investment objective of the Comstock Capital Value Fund, as well as the Dreyfus Capital Value Fund, is to maximize total return, consisting of capital appreciation and current income. This investment objective cannot be changed without the approval by the holders of a majority (as defined in the 1940 Act) of the respective fund's outstanding voting shares. There can be no assurance that this investment objective will be achieved.

          Both the Comstock Capital Value Fund and the Dreyfus Capital Value Fund seek to achieve their investment objective by following an asset allocation strategy that contemplates shifts, which may be frequent, among a wide range of investments and market sectors. The Comstock Capital Value Fund, like the Dreyfus Capital Value Fund, invests in equity securities of domestic and foreign issuers, including common stocks, preferred stocks, convertible securities and warrants; debt securities of domestic and foreign issuers, including bonds, debentures and notes; and domestic and foreign money market instruments.

          Both the Comstock Capital Value Fund and the Dreyfus Capital Value Fund may invest up to 65% of their assets in securities of foreign issuers.
In addition, the Comstock Capital Value Fund Prospectus has added disclosure regarding investments in American Depositary Receipts and other types of depositary receipts, which investments evidence ownership of underlying securities issued by either a non-U.S. or a U.S. corporation that have been deposited with a depositary or custodian bank. These investments share certain characteristics similar to investing in securities of foreign issuers.

          Comstock Partners, as investment adviser of the Comstock Capital Value Fund, will have broad latitude in selecting the class of investments and market sectors in which the Comstock Capital Value Fund will invest. The Dreyfus Corporation and Comstock Partners, as investment adviser and sub-investment adviser to the Dreyfus Capital Value Fund, have similar latitude with respect to the Dreyfus Capital Value Fund's investments.

          As is the case with the Dreyfus Capital Value Fund, the Comstock Capital Value Fund is not managed as a balanced portfolio and is not required to maintain a portion of its investments in each of the fund's permitted investment types at all times. Thus, during the course of a business cycle, for example, the Comstock Capital Value Fund may invest in equity securities, debt securities or money market instruments, or in a combination of these classes of investments and may also engage in various investment techniques such as leveraging, short selling, foreign exchange transactions, options and futures transactions and the lending of portfolio securities. The asset allocation mix for the Comstock Capital Value Fund will be determined by Comstock Partners at any given time in light of their assessment of current economic conditions and investment opportunities. The asset allocation mix selected will be a primary determinant of the Comstock Capital Value Fund's investment performance.

          As is the case with the Dreyfus Capital Value Fund, the Comstock Capital Value Fund may invest in securities issued by closed-end investment companies which invest in securities of foreign issuers, to the extent permitted under the 1940 Act. Additionally, the Comstock Capital Value Fund is permitted to invest in securities of other types of investment funds, subject to the limitations of the 1940 Act.

          Both the Dreyfus Capital Value Fund and the Comstock Capital Value Fund are authorized to use certain investment strategies commonly referred to as derivatives for either hedging or speculative purposes. With respect to foreign currency derivatives transactions, however, disclosure in the Comstock Capital Value Fund Prospectus has been broadened to clarify, consistent with the disclosure relating to other types of derivatives transactions, that the Comstock Capital Value Fund may engage in such transactions either for hedging or for speculative purposes.

          In addition to the broad range of debt
instruments in which the Dreyfus Capital Value Fund is permitted to invest, disclosure has been added to the prospectus of the Comstock Capital Value Fund authorizing the investment of up to 10% of the portfolio's total assets in stripped mortgage-backed securities issued or guaranteed by the United States Government, its agencies or instrumentalities. Additional information regarding such instruments, and the related risks, is included in the Comstock Capital Value Fund Prospectus.

          In contrast to the Dreyfus Capital Value Fund, which may not purchase warrants in excess of 2% of its net assets, the Comstock Capital Value Fund is subject to a limitation on investment in warrants of 5% of its net assets, with no more than 2% of net assets being invested in warrants which are not listed on the New York Stock Exchange or the American Stock Exchange.

          The Comstock Capital Value Fund and the Dreyfus Capital Value Fund have adopted substantially identical investment restrictions. However, several of the Dreyfus Capital Value Fund's fundamental investment restrictions (which cannot be changed without the approval of the holders of a majority (as defined in the 1940 Act) of such fund's outstanding shares) have been adopted by the Comstock Capital Value Fund as restrictions which are not fundamental. Thus, such restrictions may be changed by CPF's Board of Directors without the consent of the Comstock Capital Value Fund's shareholders. For more complete information regarding such investment restrictions, you may refer to the sections entitled "Investment Restrictions" in the Comstock Capital Value Fund Statement of Additional Information and the Dreyfus Capital Value Fund Statement of Additional Information, both of which are incorporated by reference herein.

                             MANAGEMENT ARRANGEMENTS

          Comstock Partners will act as investment adviser to the Comstock Capital Value Fund effective upon the Closing Date. Under the Investment Advisory Agreement between Comstock Partners and CPF with respect to the Comstock Capital Value Fund, Comstock Partners will have responsibility for investment decisions for, and the day-to-day management of, that portfolio. For its services under such Investment Advisory Agreement, Comstock Partners will receive an annual fee computed daily and paid monthly at the following annual rate: .40 of 1% of the first $300 million of the Comstock Capital Value Fund's average daily net assets, .45 of 1% of the Comstock Capital Value Fund's average daily net assets between $300 million and $750 million, .50 of 1% of the Comstock Capital Value Fund's average daily net assets between $750 million and $1 billion and .55 of 1% of the Comstock Capital Value Fund's average daily net assets in excess of $1 billion. Comstock Partners has served as sub-investment adviser to the Dreyfus Capital Value Fund since April 30, 1987 and to the Dreyfus Variable Investment Fund-Managed Assets Portfolio since May 21, 1990. Both are diversified open-end management companies registered under the 1940 Act with net assets as of December 31, 1995 of approximately $317 million and $24 million, respectively. In addition, Comstock Partners has served as investment adviser to the Comstock Partners Strategy Fund, a non-diversified management investment company, since May 26, 1988. Comstock Partners Strategy Fund had net assets of approximately $301 as of December 31, 1995. Comstock Partners also provides investment advisory services through discretionary accounts having aggregate assets as of December 31, 1995 of approximately $43 million. It is the publisher of the COMSTOCK INVESTMENT STRATEGY REVIEW and the COMSTOCK INVESTMENT STRATEGY COMMENTARY, investment strategy publications furnished to subscribers. The principal address of Comstock Partners is 10 Exchange Place, Suite 2010, Jersey City, New Jersey 07302-3913.

          The Investment Adviser was founded in October 1986. The principals of the firm are Stanley D. Salvigsen and Charles L. Minter. The Comstock Capital Value Fund's investment portfolio will be managed by the Investment Committee of Comstock Partners, which consists of Messrs. Salvigsen and Minter.

          Mr. Salvigsen began his investment career in 1964 at the Value Line Investment Survey. He ultimately became the Managing Editor of the VALUE LINE SPECIAL SITUATION SERVICE, a publication of the Value Line Investment Survey. Mr. Salvigsen was an equity analyst at The Dreyfus Corporation and Oppenheimer & Co, Inc., as well as Cyrus J. Lawrence, Inc., where he served as a vice president and member of the Investment Policy Committee. From 1983 to 1986, Mr. Salvigsen was the Chief Investment Strategist at Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") where he had primary responsibility for formulating the overall investment strategy of the firm. Mr. Minter joined Merrill Lynch in 1966 and in 1970 became a member of its New York Institutional Sales office. From 1976 to 1986, Mr. Minter was Vice President -- Institutional Sales at Merrill Lynch. In that capacity he serviced institutional accounts and supervised portfolios that included commodity and financial futures, options, foreign securities and zero coupon bonds.

          The Dreyfus Corporation will act as the sub-investment adviser and administrator to the Comstock Capital Value Fund pursuant to a separate Sub-Investment Advisory and Administration Agreement between CPF and The Dreyfus Corporation. Under the Sub-Investment Advisory and Administration Agreement, The Dreyfus Corporation will manage the short-term cash and cash-equivalent investments of the Comstock Capital Value Fund and provide general advice regarding economic factors and trends, including statistical information and other factual information, and such statistical information with respect to investments that the Comstock Capital Value Fund may hold or contemplate purchasing as CPF, on behalf of the Comstock Capital Value Fund, may reasonably request. In addition, The Dreyfus Corporation will provide certain information and advice to CPF or the Comstock Capital Value Fund.

          In addition, The Dreyfus Corporation, pursuant to the Sub-Investment Advisory and Administration Agreement, has agreed to provide certain administrative services to the Comstock Capital Value Fund, including, among other responsibilities, supplying office facilities, statistical and research data, data processing services, clerical, accounting and bookkeeping services, internal auditing services, internal executive and administrative services, and stationery and office supplies; prepare reports to the portfolio's shareholders, tax returns, reports to and filings with state Blue Sky authorities; calculating the net asset value of the portfolio on a daily basis; and, subject to the supervision of the CPF's Board of Directors, generally assisting in all aspects of the portfolio's operations (except with respect to services provided by Comstock Partners). The Dreyfus Corporation will sub-contract will Princeton Administrators, L.P. for certain of the services for which the Administrator is responsible under the Sub-Investment Advisory and Administration Agreement.

          For its services under the Sub-Investment Advisory and Administration Agreement, The Dreyfus Corporation will be entitled to receive an annual fee computed daily and paid monthly at the following annual rate:
 .35 of 1% of the first $300 million of the Comstock Capital Value Fund's average daily net assets, .30 of 1% of the Comstock Capital Value Fund's average daily net assets between $300 million and $750 million, .25 of 1% of the Comstock Capital Value Fund's average daily net assets between $750 million and $1 billion and .20 of 1% of the Comstock Capital Value Fund's average daily net assets in excess of $1 billion. Comstock Partners and The Dreyfus Corporation may each, from time to time, voluntary waive all or a portion of the fees payable to it under an Investment Advisory Agreement or the Sub-Investment Advisory and Administration Agreement, as the case may be.

          The Dreyfus Corporation is a wholly-owned subsidiary of Mellon Bank, N.A., which is a wholly-owned subsidiary of Mellon Bank Corporation ("Mellon"). The Dreyfus Corporation was formed in 1947 and, as of December 31, 1995, managed or administered approximately $81 billion in assets for more than 1.7 million investor accounts nationwide. The principal address of The Dreyfus Corporation is 200 Park Avenue, New York, New York 10166.

          Mellon is a publicly owned multibank holding company incorporated under Pennsylvania law in 1971 and registered under the Federal Bank Holding Company Act of 1956, as amended. Mellon provides a comprehensive range of financial products and services in domestic and selected international markets. Mellon is among the twenty-five largest bank holding companies in the United States based on total assets. Mellon's principal wholly-owned subsidiaries are Mellon Bank, N.A., Mellon Bank (DE) National Association, Mellon Bank (MD), The Boston Company, Inc., AFCO Credit Corporation and a number of companies known as Mellon Financial Services Corporations. Through its subsidiaries, including The Dreyfus Corporation, Mellon managed approximately $209 billion in assets as of September 30, 1995, including approximately $80 billion in mutual fund assets. As of September 30, 1995, various subsidiaries of Mellon provided non-investment services, such as custodial or administration services, for approximately $717 billion in assets including approximately $55 billion in mutual fund assets.

                  COMPARATIVE INFORMATION ON SHAREHOLDER RIGHTS

          GENERAL. CPF and the Dreyfus Capital Value Fund are both Maryland corporations and open-end registered investment companies. As Maryland corporations, the operation of CPF and the Dreyfus Capital Value Fund are governed by their respective Articles of Incorporation, as amended, their respective By-Laws and applicable Maryland law. CPF is an open-end, management investment company of the type commonly referred to as a "series fund", which has different classes of shares representing interests in separate mutual fund portfolios: the Comstock Partners Strategy Fund and the Comstock Capital Value Fund. The Dreyfus Capital Value Fund, on the other hand, is an open-end management investment company whose shares represent interests in a single portfolio. Certain other differences between the two forms of organization are summarized below.

          SHARES. The number of authorized shares of common stock of the Dreyfus Capital Value Fund is 400,000,000, par value $.01 per share.
The number of authorized shares of common stock of CPF is 1,000,000,000, par value $.001 per share, of which 500,000,000 shares are allocated to the Comstock Capital Value Fund. Under the Articles of Incorporation of both CPF and the Dreyfus Capital Value Fund, the Board of Directors may, without shareholder approval, provide for the issuance of additional sub-classes of Common Stock of a particular class or portfolio as shall be determined by resolution of the Board of Directors.

          The Dreyfus Capital Value Fund and the Comstock Capital Value Fund have substantially similar multiple class distribution systems. The distribution systems are described above under "Summary--Distribution and Shareholder Servicing Arrangements."

          SHAREHOLDER MEETINGS. Neither the Dreyfus Capital Value Fund nor CPF is required to hold annual meetings of shareholders, but are required to hold meetings of shareholders for purposes of voting on certain matters as required under the 1940 Act. In addition, shareholders of CPF, however, have the right to call for a special meeting of shareholders if such a request is made, in writing, by shareholders entitled to cast at least 10% of the votes entitled to be cast at the meeting (or by shareholders entitled to cast at least 10% of the Class A, Class B or Class C votes entitled to be cast with respect to matters relating to the Class A, Class B or Class C Service and Distribution Plans, respectively). In such cases, CPF will assist in calling the meeting as required under the 1940 Act. Pursuant to the Dreyfus Capital Value Fund's By-Laws, the holders of at least 10% of the shares outstanding and entitled to vote may require the Dreyfus Capital Value Fund to hold a special meeting of shareholders for purposes of removing a director from office and the holders of at least 25% of such shares may require the Dreyfus Capital Value Fund to hold a special meeting of shareholders for any other purpose. A more complete statement of the voting rights of shareholders is contained in the Comstock Capital Value Fund's Statement of Additional Information.

          LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS. Both the Dreyfus Capital Value Fund and CPF provide for the indemnification of their directors and officers to the full extent permitted by Maryland General Corporation Law.

          REMOVAL OF DIRECTORS. The directors of CPF as well as of the Dreyfus Capital Value Fund may be removed for cause or without cause by the holders of a majority of the outstanding shares entitled to vote on the election of directors.

          The foregoing is only a summary of certain characteristics of the operations of the Dreyfus Capital Value Fund and CPF, their Articles of Incorporation, By-Laws and Maryland law. The foregoing is not a complete description of the documents cited. Shareholders should refer to the provisions of Maryland law and the documents cited directly for a more thorough description.

          ADDITIONAL INFORMATION ABOUT THE COMSTOCK CAPITAL VALUE FUND

      Additional information about the operations and management of the Comstock Capital Value Fund is included in the Comstock Capital Value Fund Prospectus. A copy of the Comstock Capital Value Fund Prospectus has been filed with the Securities and Exchange Commission and may be obtained without charge by contacting CPF at 10 Exchange Place, Suite 2010, Jersey City, New Jersey 07302 or by telephoning CPF at 203-332-4436 and is incorporated by reference herein.

      Further information about the operations and management of Comstock Capital Value Fund is included in the Comstock Capital Value Fund Statement of Additional Information, dated _______________, and the statement of additional information dated ________, 1996 relating to this Prospectus/Proxy Statement, both of which have been filed with the Securities and Exchange Commission and may be obtained without charge by contacting CPF at 10 Exchange Place, Suite 2010, Jersey City, New Jersey 07302 or by telephoning CPF at 203-332-4436 and are incorporated by reference herein.

      Reports and other information filed by the Comstock Capital Value Fund can be inspected and copied at the Public Reference Facilities maintained by the Securities and Exchange Commission, located at 450 Fifth Street, N.W., Washington, D.C., and copies of such material can be obtained from the Public Reference Branch, Office of Consumer Affairs and Information Services, Securities and Exchange Commission, Washington, D.C. 20549 at prescribed rates.

           ADDITIONAL INFORMATION ABOUT THE DREYFUS CAPITAL VALUE FUND

      Information concerning the operations and management of the Dreyfus Capital Value Fund is incorporated herein by reference from its current prospectuses and statement of additional information, each dated February 1, 1996, copies of which may be obtained without charge by writing or calling the Dreyfus Capital Value Fund at the address and telephone number shown on the cover page of this Prospectus/Proxy Statement. Reports and other information filed by the Dreyfus Capital Value Fund can be inspected and copied at the Public Reference Facilities maintained by the Securities and Exchange Commission, located at 450 Fifth Street, N.W., Washington, D.C., and copies of such material can be obtained from the Public Reference Branch, Office of Consumer Affairs and Information Services, Securities and Exchange Commission, Washington, D.C. 20549 at prescribed rates.

      The Dreyfus Capital Value Fund will furnish, without charge, a copy of the Dreyfus Capital Value Fund's Annual Report for the fiscal year ended September 30, 1995 to a shareholder upon request. Such requests may be made to the Secretary, Dreyfus Capital Value Fund, Inc., 200 Park Avenue, New York, New York 10017 ((800) 821-2371).

                               VOTING INFORMATION

      Proxies from the shareholders of the Dreyfus Capital Value Fund are being solicited by the Dreyfus Board for the Special Meeting of Shareholders to be held on ___________ __, 1996 at the offices of ______________________,
[address] New York, New York [zip code], at ____ _.M. or at such later time as necessary by adjournment. A proxy may be revoked at any time before the meeting by oral or written notice to the Dreyfus Capital Value Fund. Unless revoked, all valid proxies will be voted in accordance with the specification thereon, or in the absence of specification, for approval of the Agreement. Approval of the Agreement will require the affirmative vote of the holders of at least a majority of the outstanding shares of the Dreyfus Capital Value Fund entitled to vote thereon.

      Proxies are to be solicited by mail. Additional solicitations may be made by telephone, telegram or personal contact by officers, employees or agents of the Dreyfus Capital Value Fund. The Dreyfus Capital Value Fund has retained _______________ to assist in the solicitation of proxies in connection with the Reorganization. The cost of solicitation, including a fee of $____ payable to _________________ will be borne equally by The Dreyfus Corporation and by Comstock Partners.

      Under the Agreement, shareholders of the Dreyfus Capital Value Fund will receive shares of the Comstock Capital Value Fund with an aggregate net asset value equal to the aggregate net asset value of the shareholder's investment in the Dreyfus Capital Value Fund Portfolio at the effective time of the transaction. This method of valuation is also consistent with interpretations of Rule 22c-1 under the 1940 Act by the Commission's Division of Investment Management. Any shareholder of the Dreyfus Capital Value Fund Portfolio may redeem his or her shares at the then-current net asset value prior to the Closing Date.

      Shareholders of the Dreyfus Capital Value Fund of record at the close of business on _______ __, 1996 will be entitled to vote at the Special Meeting or any adjournment of the meeting. The holders of one-third of the shares outstanding of the Dreyfus Capital Value Fund at the close of business on that date present in person or represented by proxy will constitute a quorum for the meeting; however, as noted above, the affirmative vote of at least a majority of shares outstanding of the Dreyfus Capital Value Fund at the close of business on that date is required to approve the Reorganization. For purposes of determining the presence of a quorum for transacting business at the meeting, abstentions and broker "non-votes" (that is, proxies from brokers or nominees indicating that such persons have not received instructions from the beneficial owners or other persons entitled to vote shares on a particular matter with respect to which the brokers or nominees do not have discretionary power), will be treated as shares that are present at the meeting but which have not been voted. Abstentions and broker "non-votes" will have the effect of a "no" vote for purposes of obtaining the requisite approval of the Reorganization. Shareholders are entitled to one vote for each share held and to fractional votes equal to the number of the fractional shares held. As of [record date], as shown on the books of the Dreyfus Capital Value Fund, there were issued and outstanding ________ shares of the Dreyfus Capital Value Fund, including all outstanding Class A, Class B, Class C and Class R shares. The votes of the shareholders of CPF or the Comstock Capital Value Fund are not being solicited to approve the Reorganization, since their approval or consent is not required with respect to the Reorganization.

      The Agreement was approved for the Dreyfus Capital Value Fund by a unanimous vote of the Dreyfus Board, including all of the Directors then serving who were not interested persons of the Dreyfus Capital Value Fund or CPF (other than in their capacity as Directors of CPF or the Dreyfus Capital Value Fund, as the case may be).

      As of February 12, 1995, the officers and directors of CPF as a group owned less than 1% of any of its portfolios' outstanding shares of common stock. In addition, as of January 17, 1996, the following entities were known by the Dreyfus Capital Value Fund to own, of record or beneficially, 5% or more of the Dreyfus Capital Value Fund's outstanding voting securities: Merrill Lynch, Pierce, Fenner & Smith Incorporated was the record owner of 25.5692% of the outstanding Class A shares, and 30.8266% of the outstanding Class B shares, of the Dreyfus Capital Value Fund; Bell Childrens Trust was the record owner of 62.1406% and Everen Clearing Corporation was the record owner of 28.3089% of the Dreyfus Capital Value Fund's outstanding Class C shares; and Premier Mutual Fund Services, Inc. was the beneficial owner of 100% of the Dreyfus Capital Value Fund's outstanding Class R shares. Each named entity has been deemed to be a "control person" as defined in the 1940 Act. Upon consummation of the Reorganization, these shareholders will own similar percentages of the Comstock Capital Value Fund's oustanding classes of shares.

 THE DREYFUS CAPITAL VALUE FUND BOARD, INCLUDING THE INDEPENDENT DIRECTORS, HAS
               UNANIMOUSLY RECOMMENDED APPROVAL OF THE AGREEMENT.


                        FINANCIAL STATEMENTS AND EXPERTS

      The financial statements included for the Dreyfus Capital Value Fund incorporated by reference in this Prospectus/Proxy Statement, have been incorporated and included herein in reliance on the reports of Ernst & Young LLP, independent and upon the authority of said firm as experts in accounting and auditing.

                                  LEGAL MATTERS

      Certain Maryland legal matters concerning the issuance of shares of the Comstock Capital Value Fund will be passed upon by Venable, Baetjer and Howard, LLP, Baltimore, Maryland.

                                                                       EXHIBIT A


                      AGREEMENT AND PLAN OF REORGANIZATION

                      AGREEMENT AND PLAN OF REORGANIZATION


     AGREEMENT AND PLAN OF REORGANIZATION, dated as of February 9, 1996 (this "Agreement") between DREYFUS CAPITAL VALUE FUND, INC. (the "Dreyfus Capital Value Fund"), a Maryland corporation, and COMSTOCK PARTNERS FUNDS, INC. ("CPF"), a Maryland corporation, on behalf of Comstock Partners Capital Value Fund (the "Comstock Capital Value Fund"), which will be a series thereof at the Effective Time of the Reorganization (as defined herein).

     In consideration of the mutual promises herein contained, the parties hereto agree as follows:


SECTION 1.  SHAREHOLDER APPROVAL

          DREYFUS CAPITAL VALUE FUND MEETING OF SHAREHOLDERS. A meeting of the shareholders of the Dreyfus Capital Value Fund shall be called and held for the purpose of acting upon this Agreement and the transactions contemplated herein. CPF shall furnish to the Dreyfus Capital Value Fund such data and information relating to CPF as shall be reasonably requested by the Dreyfus Capital Value Fund for inclusion in the information to be furnished to such shareholders in connection with the meeting for the purpose of acting upon this Agreement and the transactions contemplated herein.


SECTION 2.  REORGANIZATION

     The transactions described in this section are hereinafter referred to as the "Reorganization."

          (a)  PLAN OF REORGANIZATION AND LIQUIDATION.

               (1) The Dreyfus Capital Value Fund will convey, transfer and deliver to CPF, on behalf of the Comstock Capital Value Fund, and CPF, on behalf of the Comstock Capital Value Fund, shall acquire, at the closing provided for in Section 2(b) hereof (the "Closing") all of the then existing assets of the Dreyfus Capital Value Fund. In consideration thereof, CPF agrees at the Closing to cause the Comstock Capital Value Fund (i) to assume and pay, to the extent that they exist on or after the Effective Time of the Reorganization (as defined in Section 2(b) hereof), all of the obligations and liabilities of the Dreyfus Capital Value Fund and (ii) to issue and deliver to the Dreyfus Capital Value Fund full and fractional shares of Class A, Class B, Class C and Class R shares of Common Stock, par value $.001 per share, of the Comstock Capital Value Fund, equal in net asset value on the date of the exchange to the net asset value of full and fractional outstanding shares of Class A, Class B, Class C and Class R shares of Common Stock, par value $.01 per share, respectively, of the Dreyfus Capital Value Fund. Any shares of capital stock of the Dreyfus Capital Value Fund held in the treasury of the Dreyfus Capital Value Fund on the Effective Time of the Reorganization (as defined in Section 2(b) hereof) shall thereupon be retired.

               (2) At the Effective Time of the Reorganization, the Dreyfus Capital Value Fund will liquidate and distribute pro rata to the holders of its shares as of the Effective Time of the Reorganization the shares of the Comstock Capital Value Fund received by the Dreyfus Capital Value Fund pursuant to this Section 2(a). Holders of Class A, Class B, Class C and Class R shares of the Dreyfus Capital Value Fund will receive, respectively, that number of Class A, Class B, Class C and Class R shares of the Comstock Capital Value Fund equal in net asset value at the date of the exchange to the net asset value of such shareholder's shares of the Dreyfus Capital Value Fund at such date. Such liquidation and distribution will be accompanied by the establishment of an account on the respective share records of the Comstock Capital Value Fund in the name of each record holder of shares of the Dreyfus Capital Value Fund and representing the respective PRO RATA number of shares of the Comstock Capital Value Fund due such shareholder. Fractional shares of the Comstock Capital Value Fund will be carried to the third decimal place. Simultaneously with such crediting of shares of the Comstock Capital Value Fund to the shareholders, the shares of the Dreyfus Capital Value Fund held by such shareholders shall be cancelled.

               (3) Prior to the Effective Time of the Reorganization, the parties hereto will file Articles of Transfer in the State of Maryland to effect the Reorganization.

               (4) As soon as practicable after the Effective Time of the Reorganization, the Dreyfus Capital Value Fund shall take all the necessary steps under Maryland law and the Dreyfus Capital Value Fund's Articles of Incorporation, as amended and supplemented, to effect a complete dissolution of the Dreyfus Capital Value Fund and to deregister the Dreyfus Capital Value Fund under the Investment Company Act of 1940, as amended (the "Act").

          (b) CLOSING AND EFFECTIVE TIME OF THE REORGANIZATION. The Closing shall occur as of 4:00 p.m., New York City time, on the day which is the later of (i) the day the holders of shares of the Dreyfus Capital Value Fund approve this Agreement and (ii) Friday, May 31, 1996, or such other day as the parties may mutually agree (the "Effective Time of the Reorganization").

SECTION 3.  REPRESENTATIONS AND WARRANTIES OF CPF

     CPF represents and warrants on behalf of the Comstock Capital Value Fund to the Dreyfus Capital Value Fund as follows:

          (a) ORGANIZATION, EXISTENCE, ETC. CPF is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland and has the power to carry on its business as it is now being conducted. CPF has all necessary federal, state and local authorization to own all of its properties and assets and to carry on its business as now being conducted. Comstock Capital Value Fund is a duly established and designated series of CPF.

          (b) REGISTRATION AS INVESTMENT COMPANY. CPF is registered under the Act as an open-end investment company of the management type; such registration has not been revoked or rescinded and is in full force and effect.

          (c) CAPITALIZATION. CPF has 1,000,000,000 authorized shares, par value $.001 per share, of which as of January 30, 1996 there were outstanding 6,208,911.200 Comstock Partners Strategy Fund Class A shares, 17,349.093 Comstock Partners Strategy Fund Class C shares, and 27,212,215.215 Comstock Partners Strategy Fund Class O shares, and no shares were held in the treasury of CPF. As of such date, there were no outstanding shares of the Comstock Capital Value Fund. All of the outstanding shares of CPF have been duly authorized and are validly issued, fully paid and nonassessable. CPF does not have outstanding any options, warrants or other rights to subscribe for or purchase any shares of CPF, nor is there outstanding any security convertible into any shares of CPF. Because CPF is an open-end investment company engaged in the continuous offering and redemption of its shares, the number of outstanding shares may change prior to the Effective Time of the Reorganization.

          (d) SHARES TO BE ISSUED UPON REORGANIZATION. The shares of the Comstock Capital Value Fund to be issued in connection with the Reorganization will be duly authorized and upon consummation of the Reorganization will be validly issued, fully paid and nonassessable.

          (e) AUTHORITY RELATIVE TO THIS AGREEMENT. CPF has the power to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by CPF's Board of Directors and no other corporate proceedings by CPF are necessary to authorize its officers to effectuate this Agreement and the transactions contemplated hereby. CPF is not a party to or obligated under any charter, by-law, indenture or contract provision or any other commitment or obligation, or subject to any order or decree, which would be violated by or which would prevent its execution and performance of this Agreement in accordance with its terms.

          (f) LITIGATION. There are no claims, actions, suits or proceedings pending or, to the knowledge of CPF, threatened which would adversely affect the Comstock Capital Value Fund's assets or business or which would prevent or hinder consummation of the transactions contemplated hereby, there are no facts which would form the basis for the institution of administrative proceedings against the Comstock Capital Value Fund and, to the knowledge of CPF, there are no regulatory investigations of the Comstock Capital Value Fund pending or threatened.

          (g) TAXES. The federal income tax returns of CPF and all other income tax returns required to be filed by CPF, have been filed for all taxable years to and including April 30, 1995, and all taxes payable pursuant to such returns have been paid. To the knowledge of CPF, no such return is under audit and no assessment has been asserted in respect of any such return.


SECTION 4.  REPRESENTATIONS AND WARRANTIES OF THE DREYFUS CAPITAL VALUE FUND

     The Dreyfus Capital Value Fund represents and warrants to CPF as follows:

          (a) ORGANIZATION, EXISTENCE, ETC. The Dreyfus Capital Value Fund is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland and has the power to carry on its business as it is now being conducted. The Dreyfus Capital Value Fund has all necessary federal, state and local authorization to own all of its properties and assets and to carry on its business as now being conducted.

          (b) REGISTRATION AS INVESTMENT COMPANY. The Dreyfus Capital Value Fund is registered under the Act as an open-end diversified investment company of the management type; such registration has not been revoked or rescinded and is in full force and effect.

          (c) CURRENT OFFERING DOCUMENTS. The current prospectus and statement of additional information of the Dreyfus Capital Value Fund, each dated February 1, 1996 and included in the Dreyfus Capital Value Fund's registration statement on Form N-1A filed with the Commission, comply in all material respects with the requirements of the Securities Act and the Act, and do not contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

          (d) CAPITALIZATION. The authorized capital stock of the Dreyfus Capital Value Fund consists of 400,000,000 shares of Common Stock, each having a par value $.01 per share. As of January 30, 1996, there were outstanding 23,958,332.788 Class A shares, 7,754,335.065 Class B shares, 85,844.270 Class C shares, and 96.640 Class R shares of the Dreyfus Capital Value Fund, and no shares were held in the treasury of the Dreyfus Capital Value Fund. All of the outstanding shares of the Dreyfus Capital Value Fund have been duly authorized and are validly issued, fully paid and nonassessable. The Dreyfus Capital Value Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any shares of the Dreyfus Capital Value Fund, nor is there outstanding any security convertible into any shares of the Dreyfus Capital Value Fund. Because the Dreyfus Capital Value Fund is an open-end investment company engaged in the continuous offering and redemption of its shares, the number of outstanding shares may change prior to the Effective Time of the Reorganization.

          (e) FINANCIAL STATEMENTS. The financial statements of the Dreyfus Capital Value Fund for the year ended September 30, 1995, which have been audited by Ernst & Young LLP (the "Dreyfus Capital Value Fund Financial Statements"), previously delivered to CPF, fairly present the financial position of the Dreyfus Capital Value Fund as of the date thereof, and the results of its operations and changes in its net assets for the periods indicated, in accordance with GAAP.

          (f) AUTHORITY RELATIVE TO THIS AGREEMENT. The Dreyfus Capital Value Fund has the power to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by its Board of Directors, and, except for approval by the shareholders of the Dreyfus Capital Value Fund, no other proceedings by the Dreyfus Capital Value Fund are necessary to authorize its officers to effectuate this Agreement and the transactions contemplated hereby. The Dreyfus Capital Value Fund is not a party to or obligated under any charter, by-law, indenture or contract provision or any other commitment or obligation, or subject to any order or decree, which would be violated by or which would prevent its execution and performance of this Agreement in accordance with its terms.

          (g) LIABILITIES. There are no liabilities of the Dreyfus Capital Value Fund, whether actual or contingent and whether or not determined or determinable, other than liabilities disclosed or provided for in the Dreyfus Capital Value Fund Financial Statements and liabilities incurred in the ordinary course of business subsequent to September 30, 1995 or otherwise previously disclosed to CPF.

          (h) NO MATERIAL ADVERSE CHANGE. Since September 30, 1995, there has been no material adverse change in the financial condition, results of operations, business, properties or assets or liabilities of the Dreyfus Capital Value Fund.

          (i) LITIGATION. There are no claims, actions, suits or proceedings pending or, to the knowledge of the Dreyfus Capital Value Fund, threatened which would adversely affect the Dreyfus Capital Value Fund or its assets or business or which would prevent or hinder consummation of the transactions contemplated hereby. There are no facts which would form the basis for the institution of administrative proceedings against the Dreyfus Capital Value Fund and, to the knowledge of the

     Dreyfus Capital Value Fund, there are no regulatory investigations of the Dreyfus Capital Value Fund pending or threatened. The Dreyfus Capital Value Fund is not party or subject to the provisions of any order, or judgment which would materially and adversely affect its business or its ability to consummate the transactions contemplated herein.

          (j) CONTRACTS. Except for contracts and agreements disclosed to CPF on Schedule I hereto, under which no default exists, the Dreyfus Capital Value Fund is not a party to or subject to any material contract, debt instrument, plan, lease, franchise, license or permit of any kind or nature whatsoever. As of the Effective Time of the Reorganization, the Dreyfus Capital Value Fund will have obtained the releases described in Section 6(e) hereof and will have no liability in respect of any of the contracts listed on Schedule I.

          (k) TAXES. The federal income tax returns of the Dreyfus Capital Value Fund and all other income tax returns required to be filed by the Dreyfus Capital Value Fund, have been filed for all taxable years to and including the taxable year ended September 30, 1995, and all taxes payable pursuant to such returns have been paid. To the knowledge of the Dreyfus Capital Value Fund, no such return is under audit and no assessment has been asserted in respect of any such return. The Dreyfus Capital Value Fund has qualified as a regulated investment company under the Code in respect of each taxable year since commencement of its operations.


SECTION 5.  COVENANTS OF CPF

     CPF, on behalf of the Comstock Capital Value Fund, covenants to the Dreyfus Capital Value Fund as follows:

          (a) FORMATION OF COMSTOCK CAPITAL VALUE FUND; AMENDMENT OF REGISTRATION STATEMENT ON FORM N-1A. Prior to the Effective Time of the Reorganization, CPF will take all steps necessary to cause the formation and registration of the Comstock Capital Value Fund, including (i) issuing one Class A share, one Class B share, one Class C share and one Class R share of the Comstock Capital Value Fund to Comstock Partners, Inc., Mr. Stanley Salvigsen or Mr. Charles Minter, who upon such issuance will be the sole shareholder of the Comstock Capital Value Fund (the "Sole Shareholder") and (ii) filing an amendment to CPF's registration statement on Form N-1A (the "N-1A Amendment") with the Commission relating to the registration of shares of the Comstock Capital Value Fund. At the time the N-1A Amendment becomes effective, the prospectus and statement of additional information relating to the Comstock Capital Value Fund (i) will comply in all material respects with the provisions of the Securities Act and the rules and regulations of the Commission thereunder and (ii) will not contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that the foregoing representation and warranty shall not apply to statements in or omissions from the N-1A Amendment, a prospectus or a statement of additional information made in reliance upon and in conformity with information furnished by the Dreyfus Capital Value Fund for use in the N-1A Amendment, prospectus or statement of additional information. The investment objective and policies of the Comstock Capital Value Fund shall be substantially identical to those of the Dreyfus Capital Value Fund. CPF shall not issue any shares of the Comstock Capital Value Fund prior to the Effective Time of the Reorganization except as contemplated by this Agreement.

          (b) REGISTRATION STATEMENT. CPF shall file with the Commission a Registration Statement on Form N-14 (the "Registration Statement") under the Securities Act relating to the shares of the Comstock Capital Value Fund issuable hereunder. At the time the Registration Statement becomes effective, the Registration Statement (i) will comply in all material respects with the provisions of the Securities Act and the rules and regulations of the Commission thereunder (the "Regulations") and (ii) will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and at the time the Registration Statement becomes effective, at the time of the shareholders' meeting referred to in Section 1 hereof, and at the Effective Time of the Reorganization, the prospectus/proxy statement (the "Prospectus") and statement of additional information included therein (the "Statement of Additional Information"), as amended or supplemented by any amendments or supplements filed by CPF, will not contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; PROVIDED, HOWEVER, that none of the representations and warranties in this subsection shall apply to statements in or omissions from a Registration Statement, Prospectus or Statement of Additional Information made in reliance upon and in conformity with information furnished by the Dreyfus Capital Value Fund for use in the Registration Statement, Prospectus or Statement of Additional Information as provided in
     Section 6(b) hereof.

          (c) COOPERATION IN EFFECTING REORGANIZATION. CPF agrees to use all reasonable efforts and take such actions as may be necessary or advisable to effectuate the Reorganization and to continue in operation thereafter, including the obtaining of any necessary regulatory approvals.


SECTION 6.  COVENANTS OF THE DREYFUS CAPITAL VALUE FUND

     The Dreyfus Capital Value Fund covenants to CPF as follows:

          (a)  PORTFOLIO SECURITIES.

          (i)  With respect to the assets to be transferred in accordance with
     Section 2(a), such assets shall consist of all property and assets of any nature whatsoever, including, without limitation, all cash, cash equivalents, securities, claims and receivables (including dividend and interest receivables) owned, and any prepaid expenses shown as an asset on the Dreyfus Capital Value Fund's books.

          (ii) At lease five (5) business days prior to the Closing, the Dreyfus Capital Value Fund will provide CPF with a list of its assets and a list of its stated liabilities. The Dreyfus Capital Value Fund shall have the right to sell any of the securities or other assets shown on the list of assets prior to the Closing but will not, without the prior approval of CPF, acquire any additional securities other than securities which the Comstock Capital Value Fund is permitted to purchase, pursuant to its investment objective and policies or otherwise (taking into consideration its own portfolio composition as of such date).

          (iii) The Dreyfus Capital Value Fund will prepare and deliver to CPF, immediately prior to the Effective Time of the Reorganization, a Schedule of Investments (the "Schedule") listing all the securities owned by the Dreyfus Capital Value Fund as of the Effective Time of the Reorganization and a final statement of assets and liabilities prepared in accordance with GAAP. All securities to be listed in the Schedule as of the Effective Time of the Reorganization will be owned by the Dreyfus Capital Value Fund free and clear of any liens, claims, charges, options and encumbrances, except as indicated in the Schedule, and, except as so indicated, none of such securities is or, after the Reorganization as contemplated hereby, will be subject to any restrictions, legal or contractual, on the disposition thereof (including restrictions as to the public offering or sale thereof under the Securities Act) and, except as so indicated, all such securities are or will be readily marketable. The custodian of the Comstock Capital Value Fund shall be given access to the portfolio securities held by the Dreyfus Capital Value Fund for the purpose of examination no later than five business days prior to the Closing. Such portfolio securities (together with any cash or other assets) shall be delivered by the Dreyfus Capital Value Fund to such custodian for the account of the Comstock Capital Value Fund on the date of Closing, in accordance with applicable custody provisions under the Act, and duly endorsed in proper form for transfer in such condition as to constitute good delivery thereof. The portfolio securities shall be accompanied by any necessary federal and state stock transfer stamps or a check for the appropriate purchase price of such stamps. The cash delivered shall be in any such form as is reasonably directed by CPF or its custodian.

          (b) REGISTRATION STATEMENT. In connection with the Registration Statement, the Dreyfus Capital Value Fund will cooperate with CPF and will furnish to CPF the information relating to the Dreyfus Capital Value Fund required by the Securities Act and the Regulations to be set forth in the Registration Statement (including the Prospectuses and Statements of Additional Information). At the time the Registration Statement becomes effective, the Registration Statement, insofar as it relates to the Dreyfus Capital Value Fund, (i) will comply in all material respects with the provisions of the Securities Act and the Regulations and (ii) will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and at the time the Registration Statement becomes effective, at the time of the shareholders' meeting referred to in Section 1 hereof and at the Effective Time of the Reorganization, the Prospectus and Statement of Additional Information, as amended or supplemented by any amendments or supplements filed by CPF, insofar as they relate to the Dreyfus Capital Value Fund, will not contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; PROVIDED, HOWEVER, that the representations and warranties in this subsection shall apply only to statements in or omissions from the Registration Statement, Prospectus or Statement of Additional Information made in reliance upon and in conformity with information furnished by the Dreyfus Capital Value Fund for use in the Registration Statement, Prospectus or Statement of Additional Information as provided in this Section 6(b).

          (c) COOPERATION IN EFFECTING REORGANIZATION. The Dreyfus Capital Value Fund agrees to use all reasonable efforts and take such actions as may be necessary or advisable to effectuate the Reorganization, including the obtaining of any necessary regulatory approvals. The Dreyfus Capital Value Fund will assist CPF in obtaining such information as CPF reasonably requests concerning the beneficial ownership of the shares of the Dreyfus Capital Value Fund.

          (d) OPERATIONS IN THE ORDINARY COURSE. Except as otherwise contemplated by this Agreement, the Dreyfus Capital Value Fund shall conduct its business in the ordinary course until the consummation of the Reorganization.

          (e) CONTRACT RELEASES. The Dreyfus Capital Value Fund shall, prior to the consummation of the Reorganization, obtain releases from all of the agreements listed on Schedule I hereto, such releases to be effective as of the Effective Time of the Reorganization. Such releases shall discharge the Dreyfus Capital Value Fund from all liabilities or obligations thereunder.


SECTION 7.  CONDITIONS TO OBLIGATIONS OF THE DREYFUS CAPITAL VALUE FUND

     The obligations of the Dreyfus Capital Value Fund hereunder with respect to the consummation of the Reorganization are subject to the satisfaction of the following conditions:

          (a) APPROVAL BY THE DREYFUS CAPITAL VALUE FUND SHAREHOLDERS. This Agreement and the transactions contemplated by the Reorganization, including, when necessary, a temporary amendment of the investment restrictions that might otherwise preclude the consummation of the Reorganization, shall have been approved by the affirmative vote of a majority of the outstanding shares of the Dreyfus Capital Value Fund entitled to vote in the matter.

          (b) COVENANTS, WARRANTIES AND REPRESENTATIONS. CPF shall have complied with each of its covenants contained herein, each of the representations and warranties contained herein shall be true in all material respects as of the Effective Time of the Reorganization, there shall have been no material adverse change in the financial condition, results of operations, business, properties or assets of CPF since October 31, 1995, and the Dreyfus Capital Value Fund shall have received a certificate of the President of CPF satisfactory in form and substance to the Dreyfus Capital Value Fund so stating. The Dreyfus Capital Value Fund shall also have received certificates of Comstock Partners, Inc. to the effect that, as of the Effective Time of the Reorganization, such entity is not aware that any of the representations and warranties of CPF herein is not true in all material respects.

          (c) REGULATORY APPROVAL. The Registration Statement and the N-1A Amendment shall each have been declared effective by the Commission, no stop orders under the Securities Act pertaining thereto shall have been issued and all approvals, registrations, and exemptions under federal and state laws considered to be necessary shall have been obtained.

          (d) TAX OPINION. As a condition to the closing, the Dreyfus Capital Value Fund shall have received the opinion of Simpson Thacher & Bartlett dated on or before the Effective Time of the Reorganization, addressed to and in form and substance satisfactory to the Dreyfus Capital Value Fund, as to certain of the federal income tax consequences under the Code of the Reorganization, insofar as it relates to the Dreyfus Capital Value Fund and the Comstock Capital Value Fund and to shareholders of the Dreyfus Capital Value Fund. For purposes of rendering their opinion, Simpson Thacher & Bartlett may rely exclusively and without independent verification, as to factual matters, upon the statements made in this Agreement, the prospectus/proxy statement which will be distributed to the shareholders of the Dreyfus Capital Value Fund in connection with the Reorganization, and upon such other written representations as the President of each of the Dreyfus Capital Value Fund and CPF will have verified as of the Effective Time of the Reorganization. The opinion of Simpson Thacher & Bartlett will be to the effect that, based on the facts and assumptions stated therein, for federal income tax purposes: (i) the Reorganization will constitute a reorganization within the meaning of section 368(a)(1) of the Code with respect to the Dreyfus Capital Value Fund and the Comstock Capital Value Fund; (ii) no gain or loss will be recognized by the Dreyfus Capital Value Fund or the Comstock Capital Value Fund upon the transfer of all the assets and liabilities, if any, of the Dreyfus Capital Value Fund to the Comstock Capital Value Fund solely in exchange for shares of the Comstock Capital Value Fund or upon the distribution of the shares of the Comstock Capital Value Fund to the holders of shares of the Dreyfus Capital Value Fund solely in exchange for all of their shares of the Dreyfus Capital Value Fund; (iii) no gain or loss will be recognized by shareholders of the Dreyfus Capital Value Fund upon the exchange of such shares of Dreyfus Capital Value Fund solely for shares of the Comstock Capital Value Fund;
     (iv) the holding period and tax basis of the shares of the Comstock Capital

     Value Fund received by each holder of shares of the Dreyfus Capital Value Fund pursuant to the Reorganization will be the same as the holding period and tax basis of the Dreyfus Capital Value Fund Shares held by the shareholder (provided the shares of the Dreyfus Capital Value Fund were held as a capital asset on the date of the Reorganization) immediately prior to the Reorganization; and (v) the holding period and tax basis of the assets of the Dreyfus Capital Value Fund acquired by the Comstock Capital Value Fund will be the same as the holding period and tax basis of those assets to the Dreyfus Capital Value Fund immediately prior to the Reorganization.

          (e) OPINION OF COUNSEL. The Dreyfus Capital Value Fund shall have received the opinion of Simpson Thacher & Bartlett as counsel for CPF, dated the Effective Time of the Reorganization, addressed to and in form and substance satisfactory to the Dreyfus Capital Value Fund, to the effect that: (i) CPF is a corporation duly incorporated and validly existing under the laws of the State of Maryland and Comstock Capital Value Fund is a validly existing series of shares of CPF; (ii) CPF is an open-end investment company of the management type registered under the Act; (iii) this Agreement and the Reorganization provided for herein and the execution of this Agreement have been duly authorized and approved by all requisite action of CPF and this Agreement has been duly executed and delivered by CPF on behalf of the Comstock Capital Value Fund and is a valid and binding obligation of CPF, with respect to the Comstock Capital Value Fund, enforceable against CPF in accordance with its terms, except as affected by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors' rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and by an implied covenant of good faith and fair dealing; (iv) the Registration Statement has been declared effective under the Securities Act and to such counsel's knowledge after reasonable investigation no stop order has been issued or threatened suspending its effectiveness; (v) to such counsel's knowledge, no consent, approval, order or other authorization of any federal or New York state or Maryland state court or administrative or regulatory agency is required for CPF to enter into this Agreement on behalf of Comstock Capital Value Fund or carry out its terms that has not already been obtained, other than where the failure to obtain any such consent, approval, order or authorization would not have a material adverse effect on the operations of CPF, with respect to the Comstock Capital Value Fund; (vi) to such counsel's knowledge, CPF, with respect to the Comstock Capital Value Fund, is not in breach or violation of any material contract to which it is a party and which is identified as material in a certificate of CPF, which breach or violation would (a) affect the ability of CPF to enter into this Agreement or consummate the transactions contemplated hereby, including the Reorganization, or (b) have a material adverse effect on the business or financial condition of CPF;
     (vii) to such counsel's knowledge, no federal or New York state or Maryland state administrative or regulatory proceeding is pending or threatened against CPF, with respect to the Comstock Capital Value Fund which would
     (a) affect the ability of CPF to enter into this Agreement or consummate the transactions contemplated hereby, including the

     Reorganization, or (b) have a material adverse effect on the business or financial condition of CPF; and (viii) the shares of the Comstock Capital Value Fund to be issued in the Reorganization have been duly authorized and upon issuance thereof in accordance with this Agreement, will be validly issued, fully paid and nonassessable. In rendering such opinion, Simpson Thacher & Bartlett may rely on the opinion of Maryland counsel as to matters relating to Maryland law and Maryland state administrative proceedings, and on certificates of officers of CPF as to factual matters.

          (f) BOARD OF DIRECTORS APPROVALS. The Board of Directors of CPF shall have taken the following action with respect to CPF or the Comstock Capital Value Fund, as the case may be, at a meeting duly called for such purposes:

               (i) approval of the selection of Ernst & Young LLP as CPF's independent auditors, on terms acceptable to the CPF Board of Directors;

              (ii) approval of an investment advisory agreement with Comstock Partners, Inc. with respect to the Comstock Capital Value Fund, in substantially in the form presented to the CPF Board of Directors and substantially as described in the Form N-14;

             (iii) approval of a sub-investment advisory and administration agreement between CPF and The Dreyfus Corporation, substantially in the form presented to the CPF Board of Directors and substantially as described in the Form N-14;

              (iv) approval of the application of CPF's service and distribution plans, each pursuant to Rule 12b-1 under the Act, substantially as described in the Form N-14;

          (g) CONTRACT TERMINATIONS. The Dreyfus Capital Value Fund shall have terminated the agreements referred to in Section 6(e) of this Agreement as provided therein.


SECTION 8.  CONDITIONS TO OBLIGATIONS OF CPF

     The obligations of CPF hereunder with respect to the consummation of the Reorganization are subject to the satisfaction of the following conditions:

          (a) APPROVAL BY SHAREHOLDERS. This Agreement and the transactions contemplated by the Reorganization, including, when necessary, a temporary amendment of the investment restrictions that might otherwise preclude the consummation of the Reorganization, shall have been approved by the affirmative vote of a majority of the outstanding shares of the Dreyfus Capital Value Fund entitled to vote on the matter.

          (b)  COVENANTS, WARRANTIES AND REPRESENTATIONS.   The Dreyfus Capital
     Value Fund shall have complied with each of its covenants contained herein, each of the representations and warranties contained herein shall be true in all material respects as of the Effective Time of the Reorganization, there shall have been no material adverse change in the financial condition, results of operations, business, properties or assets of the Dreyfus Capital Value Fund since September 30, 1995, and CPF shall have received a certificate of the President of the Dreyfus Capital Value Fund satisfactory in form and substance to CPF so stating. CPF shall also have received a certificate of The Dreyfus Corporation, in its capacity as investment adviser to the Dreyfus Capital Value Fund, to the effect that, as of the Effective Time of the Reorganization, such entity is not aware that any of the representations and warranties of the Dreyfus Capital Value Fund herein is not true in all material respects.

          (c) PORTFOLIO SECURITIES. All securities to be acquired by the Comstock Capital Value Fund in the Reorganization shall have been approved for acquisition by the investment adviser of the Comstock Capital Value Fund as consistent with the investment policies of the Comstock Capital Value Fund.

          (d) REGULATORY APPROVAL. The Registration Statement and the N-1A Amendment shall each have been declared effective by the Commission, no stop orders under the Securities Act pertaining thereto shall have been issued and all approvals, registrations, and exemptions under federal and state laws considered to be necessary shall have been obtained.

          (e) TAX OPINION. As a condition to the closing, CPF shall have received the opinion of Simpson Thacher & Bartlett dated on or before the Effective Time of the Reorganization, addressed to and in form and substance satisfactory to CPF, as to certain of the federal income tax consequences under the Code of the Reorganization insofar as it relates to the Dreyfus Capital Value Fund and the Comstock Capital Value Fund, and to shareholders of the Dreyfus Capital Value Fund. For purposes of rendering their opinion, Simpson Thacher & Bartlett may rely exclusively and without independent verification as to factual matters, upon the statements made in this Agreement, the prospectus/proxy statement which will be distributed to the shareholders of the Dreyfus Capital Value Fund in connection with the Reorganization, and upon such other written representations as the President of each of the Dreyfus Capital Value Fund and CPF will have verified as of the Effective Time of the Reorganization. The opinion of Simpson Thacher & Bartlett will be to the effect that, based on the facts and assumptions stated therein, for federal income tax purposes: (i) the Reorganization will constitute a reorganization within the meaning of section 368(a)(1) of Code with respect to the Dreyfus Capital Value Fund and the Comstock Capital Value Fund; (ii) no gain or loss will be recognized by the Dreyfus Capital Value Fund or the Comstock Capital Value Fund upon the transfer of all the assets and liabilities, if any, of the Dreyfus Capital Value Fund to the Comstock Capital Value Fund solely in exchange for shares of the Comstock Capital Value Fund or upon the distribution of the shares of the Comstock Capital Value Fund to the holders of shares of the Dreyfus Capital Value Fund solely in exchange for all of their shares of the Dreyfus Capital Value Fund; (iii) no gain or loss will be recognized by shareholders of the Dreyfus Capital Value Fund upon the exchange of such shares of the Dreyfus Capital Value Fund solely for shares of the Dreyfus Capital Value Fund; (iv) the holding period and tax basis of the shares of the Comstock Capital Value Fund received by each holder of shares of the Dreyfus Capital Value Fund pursuant to the Reorganization will be the same as the holding period and tax basis of the shares of the Dreyfus Capital Value Fund held by the shareholder (provided the shares of the Dreyfus Capital Value Fund were held as a capital asset on the date of the Reorganization) immediately prior to the Reorganization; and (v) the holding period and tax basis of the assets of the Dreyfus Capital Value Fund acquired by its Comstock Capital Value Fund will be the same as the holding period and tax basis of those assets to the Dreyfus Capital Value Fund immediately prior to the Reorganization.

          (f) OPINION OF COUNSEL. CPF, on behalf of the Comstock Capital Value Fund, shall have received the opinion of Stroock & Stroock & Lavan, as counsel for the Dreyfus Capital Value Fund, dated the Effective Time of the Reorganization, addressed to and in form and substance satisfactory to CPF, to the effect that (i) the Dreyfus Capital Value Fund is a corporation duly incorporated and validly existing under the laws of the State of Maryland;
     (ii) the Dreyfus Capital Value Fund is an open-end investment company of the management type registered under the Act; (iii) this Agreement and the Reorganization provided for herein and the execution of this Agreement have been duly authorized and approved by all requisite corporate action of the Dreyfus Capital Value Fund and this Agreement has been duly executed and delivered by the Dreyfus Capital Value Fund and is a valid and binding obligation of the Dreyfus Capital Value Fund enforceable against the Dreyfus Capital Value Fund in accordance with its terms, except as affected by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors' rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and an implied covenant of good faith and fair dealing; (iv) to such counsel's knowledge, no consent, approval, order or other authorization of any federal or New York state or Maryland state court or administrative or regulatory agency is required for the Dreyfus Capital Value Fund to enter into this Agreement or carry out its terms that has not been obtained other than where the failure to obtain any such consent, approval, order or authorization would not have a material adverse effect on the operations of the Dreyfus Capital Value Fund; (v) to such counsel's knowledge, the Dreyfus Capital Value Fund is not in breach or violation of any material contract to which it is a party included on
     Schedule I hereto, which breach or violation would (a) affect the ability of the Dreyfus Capital Value Fund to enter into this Agreement or consummate the transactions contemplated hereby, including the Reorganization, or (b) have a material adverse effect on the business or financial condition of the Dreyfus Capital Value Fund; and (vi) to such counsel's knowledge, no federal or New York State or Maryland state administrative or regulatory proceeding is pending or threatened against the Dreyfus Capital Value Fund. In rendering such opinion, Stroock & Stroock & Lavan may rely on the opinion of Maryland counsel as to matters relating to Maryland law and Maryland state administrative proceedings, and on certificates of officers of the Dreyfus Capital Value Fund with respect to factual matters.

          (g) VOTE BY THE SOLE SHAREHOLDER OF EACH CLASS OF THE COMSTOCK CAPITAL VALUE FUND. The Sole Shareholder shall have voted, immediately after becoming the sole shareholder of the Class A, Class B, Class C and Class R shares of the Comstock Capital Value Fund of CPF, and prior to the receipt by the Dreyfus Capital Value Fund of any shares of the Comstock Capital Value Fund, to:

               (i) approve the investment advisory agreement between CPF and Comstock Partners, Inc. as contemplated by Section 7(f) hereof;

              (ii) approve the sub-investment advisory and administration agreement between CPF and The Dreyfus Corporation as contemplated by
          Section 7(f) hereof;

             (iii) approve CPF's distribution plans referred to in Section 7(f) hereof, for the Class A, Class B and Class C shares, as the case may be, of the Comstock Capital Value Fund; and

              (iv) approve the selection of Ernst & Young LLP as Comstock Capital Value Fund's independent auditors.

          (h) CONTRACT RELEASES. The Dreyfus Capital Value Fund shall have obtained releases from the agreements referred to in Section 6(e) of this Agreement as provided therein.


SECTION 9. AMENDMENTS; TERMINATIONS; NO SURVIVAL OF COVENANTS, WARRANTIES AND REPRESENTATIONS

          (a) AMENDMENTS. The parties hereto may, by agreement in writing authorized by their respective Board of Directors, amend this Agreement at any time before or after approval hereof by the shareholders of the Dreyfus Capital Value Fund or CPF or both, but after such approval, no amendment shall be made which substantially changes the terms hereof.

          (b) WAIVERS. At any time prior to the Effective Time of the Reorganization, either of the parties hereto may by written instrument signed by it (i) waive any inaccuracies in the representations and warranties made to it contained herein and (ii) waive compliance with any of the covenants or conditions made for its benefit contained herein, except that neither party may waive the conditions set forth in Sections 7(c) or 8(d) hereof.

          (c) TERMINATION BY THE DREYFUS CAPITAL VALUE FUND. The Dreyfus Capital Value Fund may terminate this Agreement at any time prior to the Effective Time of the Reorganization by written notice to CPF if (i) a material condition to its performance hereunder or a material covenant of CPF contained herein shall not be fulfilled or reasonably appears that it cannot be fulfilled on or before the date specified for the fulfillment thereof or (ii) a material default or material breach of this Agreement shall be made by CPF.

          (d) TERMINATION BY CPF. CPF may terminate this Agreement at any time prior to the Effective Time of the Reorganization by written notice to the Dreyfus Capital Value Fund if (i) a material condition to its performance hereunder or a material covenant of the Dreyfus Capital Value Fund contained herein shall not be fulfilled or reasonably appears that it cannot be fulfilled on or before the date specified for the fulfillment thereof or (ii) a material default or material breach of this Agreement shall be made by the Dreyfus Capital Value Fund.

          (e) TERMINATION BY EITHER THE DREYFUS CAPITAL VALUE FUND OR CPF. This Agreement may be terminated by the Dreyfus Capital Value Fund or CPF at any time prior to the Effective Time of the Reorganization, whether before or after approval of this Agreement by the shareholders of the Dreyfus Capital Value Fund, without liability on the part of either party hereto, its respective Directors, officers or shareholders, on notice to the other parties in the event that such party's Board of Directors determines that proceeding with this Agreement is not in the best interest of that party's shareholders. Unless the parties hereto shall otherwise agree in writing, this Agreement shall terminate without liability as of the close of business on September 30, 1996 if the Effective Time of the Reorganization is not on or prior to such date.

          (f) SURVIVAL. No representations, warranties or covenants in or pursuant to this Agreement (including certificates of officers), except for the provisions of Section 10 of this Agreement, shall survive the Reorganization.


SECTION 10.  EXPENSES; INSURANCE

          The expenses of the Reorganization will be borne equally by The Dreyfus Corporation and by Comstock Partners, Inc. Such expenses include, without limitation, (i) expenses incurred in connection with the entering into and the carrying out of the provisions of this Agreement; (ii) expenses associated with the preparation and filing of the Registration Statement under the Securities Act and the N-1A Amendment covering the shares of the Comstock Capital Value Fund to be issued pursuant to the provisions of this Agreement;
(iii) registration or qualification fees and expenses of preparing and filing such forms as are necessary under applicable state securities laws to qualify the shares of the Comstock Capital Value Fund to be issued in connection herewith in each state in which shareholders of the Dreyfus Capital Value Fund are resident as of the date of the mailing of the Prospectus to such shareholders; (iv) postage; (v) printing; (vi) accounting fees; (vii) legal fees and (viii) solicitation costs relating to the Reorganization.

SECTION 11.  NOTICES

     Any notice, report, statement or demand required or permitted by any provision of this Agreement shall be in writing and shall be given by hand, certified mail or by facsimile transmission, shall be deemed given when received and shall be addressed to the parties hereto at their respective addresses listed below or to such other persons or addresses as the relevant party shall designate as to itself from time to time in writing delivered in like manner:


          (a)  if to CPF, to it at:

                    10 Exchange Place
                    Suite 2010
                    Jersey City, New Jersey  07302-3913
                    Attention:  Robert C. Ringstad
                    Facsimile:  (201) 434-7422

                    with a copy to:

                    Simpson Thacher & Bartlett
                    425 Lexington Avenue
                    New York, New York 10017
                    Attention:  Gary S. Schpero, Esq.
                    Facsimile:  (212) 455-2502

          (b)  if to the Dreyfus Capital Value Fund, to it at:

                    200 Park Avenue
                    New York, New York 10166
                    Attention:  Lawrence Stoller
                    Facsimile:  (212) 922-6880

                    with a copy to:

                    Stroock & Stroock & Lavan
                    Seven Hanover Square
                    New York, New York 10004
                    Attention:  Lewis G. Cole
                    Facsimile:  (212) 806-6006


SECTION 12.  GENERAL

     This Agreement supersedes all prior agreements between the parties (written or oral), is intended as a complete and exclusive statement of the terms of the Agreement between the parties and may not be changed or terminated orally. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been executed by the Dreyfus Capital Value Fund and CPF and delivered to each of the parties hereto. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Nothing in this Agreement, expressed or implied, is intended to confer upon any other person any rights or remedies under or by reason of this Agreement.

     THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.

Attest:                       COMSTOCK PARTNERS FUNDS, INC.,
                                on behalf of Comstock Capital Value Fund


By:______________________     By_______________________


Attest:                       DREYFUS CAPITAL VALUE FUND, INC.


By:______________________     By________________________

                                                       SCHEDULE I
                                                     to Agreement

                       MATERIAL CONTRACTS



I.    Material Contracts of the Dreyfus Capital Value Fund

        Investment Advisory Agreement Between the Fund and the
        Dreyfus Corporation, dated as of August 24, 1994

        Distribution Agreement between the Fund and Premier
        Mutual Fund Services, Inc., dated as of August 24, 1994

        Transfer Agency Agreement between the Fund and Dreyfus
        Transfer, Inc., dated as of November 20, 1995

        Amended and Restated Custody Agreement between the Fund and the Bank of New York, dated as of August 18, 1989

                                     PART B
                       STATEMENT OF ADDITIONAL INFORMATION


                      COMSTOCK PARTNERS CAPITAL VALUE FUND

      This statement of additional information is not a prospectus and should be read in conjunction with the Prospectus/Proxy Statement dated ___________ ___ 1996 for the special meeting of shareholders of the Dreyfus Capital Value Fund to be held on ____________ ___, 1996. A Prospectus/Proxy Statement, dated __________ __, 1996 may be obtained by writing or calling collect Comstock Partners Funds, Inc. at 10 Exchange Place, Suite 2010, Jersey City, New Jersey 07302-3913 ((201) 332-4436).

      A statement of additional information dated __________ __, 1996 (the "Comstock Capital Value Fund Statement of Additional Information") containing additional information about the Comstock Capital Value Fund, has been filed with the Securities and Exchange Commission and is incorporated by reference into this statement of additional information. The Comstock Capital Value Fund Statement of Additional Information may be obtained without charge by calling 1-800-645-6561. In addition, the Dreyfus Capital Value Fund has filed a statement of additional information (the "Dreyfus Capital Value Fund Statement of Additional Information"), dated February 1, 1996, with the Securities and Exchange Commission, which document is incorporated by reference herein. A copy of the Dreyfus Capital Value Fund Statement of Additional Information may be obtained without charge by calling 1-800-645-6561.

__________ __, 1996

                          DREYFUS CAPITAL VALUE FUND
                        HISTORICAL FINANCIAL STATEMENTS

                        DREYFUS CAPITAL VALUE FUND, INC.




DREYFUS CAPITAL VALUE FUND (A Premier Fund)
STATEMENT OF INVESTMENTS
SEPTEMBER 30, 1995
COMMON STOCKS-40.1%

                                                                                                 SHARES         VALUE
                                                                                                 ------         -----
    BASIC INDUSTRIES-29.4%
                  Gold Mining-26.4%  Amax Gold..............................      (a)                225,500   $  1,381,188
                                     Ashanti Goldfields, G.D.R. ............      (b)                425,000      8,526,563
                                     Barrick Gold...........................                         261,200      6,758,550
                                     Battle Mountain Gold...................                         215,000      2,123,125
                                     Cambior................................                         150,000      1,593,128
                                     Driefontein Consolidated, A.D.R. ......                         127,000      1,730,375
                                     East Rand Gold & Uranium, A.D.R. ......                         100,000        290,000
                                     Echo Bay Mines.........................                         250,000      2,718,750
                                     Elandsrand Gold Mining, A.D.R. ........                         251,100      1,462,657
                                     Free State Consolidated Gold Mines, A.D.R.                      135,000      1,535,625
                                     Goldcorp, Cl. A........................                         237,860      2,348,994
                                     Golden Shamrock Mines..................      (a)                440,000        272,945
                                     Hartebeesfontein Gold Mining, A.D.R. ..                         433,000      1,309,825
                                     Hecla Mining...........................      (a)                313,500      3,801,188
                                     Homestake Mining.......................                         424,800      7,221,600
                                     Kinross Mines, A.D.R. .................                         144,000      1,584,000
                                     Newmont Gold...........................                         200,000      8,100,000
                                     Newmont Mining.........................                         118,000      5,015,000
                                     Pegasus Gold...........................      (a)                363,300      4,949,962
                                     PlacerDome.............................                         501,400     13,161,750
                                     Royal Oak Mines........................      (a)                400,000      1,725,000
                                     Santa Fe Pacific Gold..................      (a)                677,082      8,548,160
                                     TVX Gold...............................      (a)                467,000      3,269,000
                                     Vaal Reefs Exploration & Mining, A.D.R.                         347,500      2,280,469
                                     Western Area Gold Mining, A.D.R. ......                          18,100        313,356
                                     Western Deep Levels, A.D.R. ...........                          38,000      1,313,375
                                     Winkelhaak Mines, A.D.R. ..............                         175,600      1,569,425
                                                                                                               ------------
                                                                                                                 94,904,010
                                                                                                               ------------
                       Metals-3.0%  Freeport-McMoRan Copper & Gold, Cl. A...                          400,000    10,250,000
                                     Impala Platinum Holdings, A.D.R. ......                           15,000       371,816
                                                                                                               ------------
                                                                                                                 10,621,816
                                                                                                               ------------
                                     TOTAL BASIC INDUSTRIES.................                                    105,525,826
                                                                                                               ============
RESTRUCTURING-10.7%
                   Broadcasting-.5%  Tele-Communications Liberty Media, Cl. A.                         17,500       468,125
                                     Tele-Communications-TCI, Cl. A.........      (a)                  70,000     1,225,000
                                                                                                               ------------
                                                                                                                  1,693,125
                                                                                                               ------------
                      Chemicals-.6%  P.T. Tri Polyta Indonesia, A.D.R. ......                         102,000     2,193,000
                                                                                                               ------------
                 Conglomerates-.6% Teledyne..................................                          75,000     2,034,375
                                                                                                               ------------
          Electrical Equipment-.3%  Hitachi, A.D.R...........................                          10,000     1,101,250
                                                                                                               ------------
                        Energy-.8%  Baker Hughes.............................                         150,000     3,056,250
                                                                                                               ------------





DREYFUS CAPITAL VALUE FUND (A Premier Fund)
STATEMENT OF INVESTMENTS (CONTINUED)
SEPTEMBER 30, 1995
COMMON STOCKS (CONTINUED)
                                                                                                 SHARES         VALUE
                                                                                                 _______        _______
    RESTRUCTURING (CONTINUED)
           Foods and Beverages-.6%  Dole Food...............................                      68,200       $ 2,361,425
                                                                                                               -----------
            Holding Companies-1.7%  Horsham.................................                     464,200         6,092,625
                                                                                                               -----------
                   Industrial-1.5%  Pepgro..................................                     848,700         2,760,425
                                     Pepgro ((N) Shares)....................                     848,700         2,557,025
                                                                                                               -----------
                                                                                                                 5,317,450
                                                                                                               -----------
                 Miscellaneous-.7%  Fleming Russia Securities Fund..........                     220,765         1,545,355
                                     Lazard Vietnam Fund....................                      87,000           913,500
                                                                                                               -----------
                                                                                                                 2,458,855
                                                                                                               -----------
                           Oil-.9%  Amerada Hess............................                      31,000         1,507,375
                                     Total S.A., A.D.R. ....................                      54,000         1,626,750
                                                                                                               -----------
                                                                                                                 3,134,125
                                                                                                               -----------
      Oil and Gas Exploration-.3%    Petro-Canada...........................                     113,500         1,223,756
                                                                                                               ___________
                      Retail- 1.6%  Duty Free International.................                     111,200         1,417,800
                                       Hartmarx.............................      (a)            260,000         1,560,000
                                     K mart.................................                     187,000         2,711,500
                                                                                                               ___________
                                                                                                                 5,689,300
                                                                                                               ___________
                Semiconductors-.6%  Fujitsu................................                       27,000           338,176
                                     NEC, A.D.R............................                       18,400         1,285,700
                                     OKI Electric Industry.................       (a)             32,000           294,349
                                     Toshiba...............................                       37,000           268,788
                                                                                                               ___________
                                                                                                                 2,187,013
                                                                                                               ___________
                                     TOTAL RESTRUCTURING....................                                    38,542,549
                                                                                                              ============
                                     TOTAL COMMON STOCKS
                                       (cost $124,782,969)..................                                  $144,068,375
                                                                                                              ============
PREFERRED STOCKS-.1%
                    Conglomerates;  Teledyne, Series E
                                       (cost $11,063).......................                         750         $  10,406
                                                                                                               ============

                                                                                                  CONTRACTS
                                                                                                  SUBJECT
PUT OPTIONS-2.6%                                                                                  TO PUT
                                                                                                  -----------
                                     AMEX Security Broker/Dealer Index:
                                       January `96 @ $355...................                          33,400      $ 81,413
                                     Brokerage Basket;
                                       November `95 @ $95..................       (n)                224,323             0
                                     Nasdaq 100 Index:
                                       March `96 @ $550.....................                           4,000        76,000
                                       June `96 @ $550......................                           3,500        84,438




DREYFUS CAPITAL VALUE FUND (A Premier Fund)
STATEMENT OF INVESTMENTS (CONTINUED)
SEPTEMBER 30, 1995

                                                                                                  CONTRACTS
                                                                                                  SUBJECT
PUT OPTIONS (CONTINUED)                                                                           TO PUT          VALUE
                                                                                                  __________      ________
                                     Philadelphia Semi-Conductor Index;
                                       June `96 @ $280......................                           4,200      $152,250
                                     Standard & Poor's 500 Index Flex Options:
                                       December `95 @ $450..................                         122,000        26,688
                                       December `96 @ $525..................                          32,500       365,625
                                     Standard & Poor's 500 Index:
                                       December `95 @ $375..................                          45,500         5,687
                                       December `95 @ $400..................                          45,500         2,844
                                       December `95 @ $450..................                          71,500        20,109
                                       December `95 @ $475..................                          40,100        15,037
                                       December `95 @ $485..................                          30,000        15,000
                                       December `95 @ $550..................                          41,500       140,063
                                       March `96 @ $453.....................      (n)                 90,930         3,637
                                       March `96 @ $500.....................                         113,000       268,375
                                       March `96 @ $525.....................                          84,000       351,750
                                       June `96 @ $450......................                          23,500        36,719
                                       June `96 @ $475......................                         113,000       268,375
                                       June `96 @ $500......................                          73,000       310,250
                                       June `96 @ $550......................                          52,000       546,000
                                       September `96 @ $550.................                         101,000     1,350,875
                                       December `96 @ $525..................                          32,500       357,500


                                                                                                  PRINCIPAL
                                                                                                  AMOUNT
                                                                                                  SUBJECT
                                                                                                  TO PUT
                                                                                                  -------
                                     Japanese Government Bond:
                                       4.60%, 9/20/2004:
                                            May `96 @ $1.288............... (c,d,n)            $  27,955,912          2,591,910
                                           June `96 @ $1.343................(c,d,n)               13,271,002          2,248,909
                                     U.S. Treasury Bond;
                                       7.625%, 2/15/2025;
                                        April `96 @ $103.078................(n)                   30,000,000            120,000
                                                                                                                    ___________
                                     TOTAL PUT OPTIONS
                                       (cost $25,556,433)...................                                        $ 9,439,454
                                                                                                                   ============

                                                                                                  PRINCIPAL
BONDS AND NOTES-37.4%                                                                             AMOUNT
                                                                                                  --------
          BONDS-36.6%..........      Argentinian Securities;
                                       Republic of Argentina,
                                          5%, 3/31/2023................(e,f,g)                 $   2,250,000         $1,092,656
                                     Austrian Securities;
                                       Republic of Austria,
                                         4.50%, 2/12/2000................(h)                      27,744,166         28,881,677




DREYFUS CAPITAL VALUE FUND (A Premier Fund)
STATEMENT OF INVESTMENTS (CONTINUED)
SEPTEMBER 30, 1995


                                                                                                  PRINCIPAL
BONDS AND NOTES (CONTINUED)                                                                       AMOUNT                  VALUE
                                                                                                  -------                 -------
              BONDS (CONTINUED)...... Danish Securities;
                                       Kingdom of Denmark,
                                       4.25%, 9/30/1999................(h)                     $12,964,564          $ 13,411,841
                                     Dutch Securities;
                                       Netherlands Government,
                                       7.25%, 7/15/1999................(j)                       4,062,754             4,308,550
                                     German Securities;
                                       Bundesrepublik Deutschland:
                                        8.50%, 4/22/1996................(i)                     42,337,299            43,323,758
                                          9%, 10/20/2000................(i)                     16,710,987            18,893,442
                                          8.875%, 12/20/2000............(i)                     12,596,221            14,193,422
                                     Venezuelan Securities;
                                       Republic of Venezuela,
                                          6.75%, 3/31/2020.............(e,f)                    14,000,000             7,175,000
                                                                                                                     ___________
                                                                                                                     131,280,346
                                                                                                                     ___________
                  NOTES-.8%          Federal National Mortgage Association,
                                       Non-Callable Strips, (collateralized by
                                       FNMA Strip, 10/1/2024) Cl. 267-2,
                                       8.50%, 10/25/2024 (Interest Only Obligation)             11,748,490 (k)          2,915,094
                                                                                                                      ___________
                                     TOTAL BONDS AND NOTES
                                       (cost $115,829,424)..................                                         $134,195,440
                                                                                                                    =============
LOAN PARTICIPATIONS-2.3%
                           FOREIGN LOAN PARTICIPATIONS:Vnesheconombank (Bank for Foreign
                        Economic Affairs of the USSR) 5/3/2025...................      (h,n)     $19,446,845        $ 6,077,139
                                                      5/3/2025...................      (i,n)       6,298,111          2,212,211
                                                                                                                    ___________
                                     TOTAL LOAN PARTICIPATIONS
                                       (cost $6,703,509).........................                                  $  8,289,350
                                                                                                                  =============
SHORT-TERM INVESTMENTS-21.5%
               U.S. TREASURY BILLS:. 5.35%, 10/5/95 ...................(l,m)                    $ 44,201,000       $ 44,169,617
                                     5.35%, 10/12/95...................(l,m)    3,453,000          3,447,026
                                     5.36%, 11/9/95.........................      409,000            406,595
                                     5.38%, 11/16/95........................   16,567,000         16,452,191
                                     5.37%, 11/24/95...................(l,m)    9,429,000          9,352,625
                                     5.24%, 12/7/95.........................    3,377,000          3,343,028
                                                                                                 ___________
                                     TOTAL SHORT-TERM INVESTMENTS
                                       (cost $77,178,940)...................                    $ 77,171,082
                                                                                                ============


DREYFUS CAPITAL VALUE FUND (A Premier Fund)
STATEMENT OF INVESTMENTS (CONTINUED)
SEPTEMBER 30, 1995

                                                                                                                         VALUE
                                                                                                                       ------------
       TOTAL INVESTMENTS (cost $350,062,338) ................................                      104.0%               $373,174,107
                                                                                                  ======               =============
LIABILITIES, LESS CASH AND RECEIVABLES .....................................                       (4.0%)            $  (14,273,638)
                                                                                                  ======               =============
NET ASSETS..................................................................                      100.0%             $   358,900,469
                                                                                                  ======               =============

NOTES TO STATEMENT OF INVESTMENTS:
    (a)  Non-income producing.
    (b) Security exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 1995, this security amounted to $8,526,563 or 2.4% of net assets.
    (c) Strike price converted to U.S. Dollars at the prevailing rate of exchange.
    (d)  Denominated in Japanese Yen.
    (e)  Denominated in U.S. Dollars.
    (f)  Secured by U.S. Treasury securities.
    (g)  Scheduled variable interest rate.
    (h)  Denominated in Swiss Francs.
    (i)  Denominated in German Marks.
    (j)  Denominated in Dutch Guilder.
    (k)  Notional face amount.
    (l)  Partially held by broker as collateral for open short positions.
    (m) Partially held by the custodian in a segregated account as collateral for open financial futures positions.
    (n) Securities restricted as to public resale. Investments in restricted securities, with an aggregate market value of $13,253,806, represents approximately 3.7% of net assets:

                                 ACQUISITION      PURCHASE      PERCENTAGE OF
PUT OPTIONS:                        DATE            PRICE         NET ASSETS     VALUATION*
-----------                      -----------      --------      --------------   ----------
Brokerage Basket**
  November `95 @ $95...........   11/11/94         $ 5.70             0.00       fair value
Japanese Government Bond:
  4.60%, 9/20/2004, May `96
  @ $1.288.....................    5/16/95         $  .07             0.72       fair value
  4.60%, 9/20/2004, June `96
  @ $1.343.....................    6/21/95         $  .08             0.63       fair value
Standard & Poor's 500 Index
  March `96 @ $453.............   12/14/94         $21.99             0.00       fair value
U.S. Treasury Bond;
  7.625%, 2/15/2025, April `96
  @ $103.078...................    4/12/95         $ 4.72             0.03       fair value
LOAN PARTICIPATIONS;
--------------------
Vnesheconombank
  (Bank for Foreign Economic
  Affairs of the USSR)
    5/3/2025...................     5/2/95         $  .24             2.30       fair value
    6/29/95

* The valuation of these securities has been determined in good faith under the direction of the Board of Directors.
** Consists of Common Stocks of six publicly traded brokerage firms.


DREYFUS CAPITAL VALUE FUND (A Premier Fund)
STATEMENT OF FINANCIAL FUTURES
SEPTEMBER 30, 1995

                                        SEPTEMBER 30, 1995                            UNREALIZED
                                                   MARKET VALUE                      APPRECIATION
                                       NUMBER OF     COVERED                        (DEPRECIATION)
                                       CONTRACTS   BY CONTRACTS    EXPIRATION         AT 9/30/95
                                        ---------   ------------   ------------     ---------------
FINANCIAL FUTURES PURCHASED;
Nikkei 225...........................       22       $ 1,980,550   December `95         $(23,400)

FINANCIAL FUTURES SOLD SHORT:
Hang Seng............................       70        (4,371,553)  October `95            (3,625)
Japanese Yen.........................       22        (2,823,975)  March `96              84,000
                                                                                    ---------------
                                                                                         $56,975
                                                                                    ---------------
                                                                                    ---------------
See notes to financial statements.


DREYFUS CAPITAL VALUE FUND (A Premier Fund)
STATEMENT OF SECURITIES SOLD SHORT
SEPTEMBER 30, 1995
COMMON STOCKS-18.9%

                                                                                                  SHARES         VALUE
                                                                                                 --------     -----------
    AUTO RELATED-.3%    Ford Motor....................................................            40,000       $1,245,000
                                                                                                              -----------

    COMPUTERS-.4%       Compaq Computer...............................................            32,000        1,548,000
                                                                                                              -----------

    CONSUMERS-6.1%      Anheuser-Busch...............................................              5,700          355,537
                        B.A.T. Industries, A.D.R. ...................................             23,100          392,700
                        Clorox.......................................................             22,000        1,570,250
                        Coca-Cola....................................................             41,000        2,829,000
                        Disney (Walt)................................................             10,000          573,750
                        General Mills................................................             52,000        2,899,000
                        Gillette.....................................................             23,000        1,095,375
                        Heinz (H.J.).................................................             35,900        1,642,425
                        Kellogg......................................................             50,000        3,618,750
                        Reebok International.........................................             53,900        1,852,813
                        Rubbermaid...................................................             60,300        1,665,787
                        Sara Lee.....................................................             81,000        2,409,750
                        Wrigley, (Wm), Jr............................................             20,000        1,010,000
                                                                                                              -----------
                                                                                                               21,915,137
                                                                                                              -----------

     FINANCE-4.2%       ADVANTA, Cl. A...............................................              2,500          112,500
                        Alex Brown...................................................             19,900        1,161,663
                        Bear Stearns.................................................            122,587        2,635,620
                        CMAC Investment..............................................             15,000          789,375
                        Conseco......................................................             22,000        1,152,250
                        MGIC Investment..............................................             22,000        1,259,500
                        Merrill Lynch................................................             42,000        2,625,000
                        PMI Group....................................................             10,000          473,750
                        Paine Webber Group...........................................             88,000        1,738,000
                        Schwab (Charles).............................................             80,000        2,240,000
                        United Asset Management......................................             20,000          802,500
                                                                                                              -----------
                                                                                                               14,990,158
                                                                                                              -----------

    HEALTH CARE-.3%     Healthsource.................................................             23,000        1,106,875
                                                                                                              -----------

    MACHINERY-CONSTRUCTION &
    MATERIAL-.7%        Deere & Co...................................................             18,200        1,481,025
                        Ingersoll-Rand...............................................             26,500          993,750
                                                                                                              -----------
                                                                                                                2,474,775
                                                                                                              -----------

    RESTAURANTS-.6%     Outback Steakhouse...........................................             74,500        2,290,875
                                                                                                              -----------

    RETAIL-1.5%         Home Depot...................................................             64,233        2,561,291
                        Sysco........................................................             25,000          681,250
                        Wal-Mart Stores..............................................             81,000        2,014,875
                                                                                                              -----------
                                                                                                                5,257,416
                                                                                                              -----------

    TECHNOLOGY-4.2%     American Power Conversion....................................             47,000          575,750
                        Applied Materials............................................             16,700        1,707,575
                        Integrated Device Technology.................................             36,000          900,000
                        Intel........................................................             30,600        1,839,825


DREYFUS CAPITAL VALUE FUND (A Premier Fund)
STATEMENT OF SECURITIES SOLD SHORT (CONTINUED)
SEPTEMBER 30, 1995
COMMON STOCKS (CONTINUED)

                                                                                                  SHARES         VALUE
                                                                                                 --------     -----------
     TECHNOLOGY (CONTINUED)
                        KLA Instruments..............................................              19,500     $ 1,564,875
                        Kulicke & Soffa Industries...................................              38,000       1,387,000
                        Maxim Integrated Products....................................              15,000       1,110,000
                        Micron Technology............................................              10,000         795,000
                        Microsoft....................................................              11,000         995,500
                        Motorola.....................................................              21,000       1,603,875
                        Novellus Systems.............................................              14,000         980,000
                        Texas Instruments............................................              20,000       1,597,500
                                                                                                              -----------
                                                                                                               15,056,900
                                                                                                              -----------

    TELECOMMUNICATIONS-.6%
                        Hong Kong Telecom, A.D.R. ..................................             114,000       2,080,500
                                                                                                              -----------
                        TOTAL SECURITIES SOLD SHORT
                            (proceeds $65,428,414)..................................                          $67,965,636
                                                                                                              -----------
                                                                                                              -----------

See notes to financial statements.

DREYFUS CAPITAL VALUE FUND (A Premier Fund)
STATEMENT OF ASSETS AND LIABILITIES
SEPTEMBER 30, 1995

ASSETS:
    Investments in securities, at value
     (cost $350,062,338)-see statement......................................                        $ 373,174,107

    Cash....................................................................                              620,787
    Receivable from broker for proceeds on securities sold short............                           65,428,414
    Dividends and interest receivable.......................................                            5,945,967
    Receivable for investment securities sold...............................                            1,234,459
    Receivable for subscriptions to Common Stock............................                              236,972
    Prepaid expenses........................................................                               76,703
                                                                                                     ____________
                                                                                                      446,717,409
LIABILITIES:
    Due to investment adviser...............................................      $   132,304
    Due to sub-investment adviser...........................................           93,263
    Due to Distributor......................................................          130,083
    Securities sold short, at value
     (proceeds $65,428,414)-see statement...................................       67,965,636
    Bank loans payable-Note 2...............................................       10,000,000
    Net unrealized depreciation on forward currency
     exchange contracts-Note 4(a)...........................................        5,203,133
    Payable for investment securities purchased.............................        2,539,142
    Payable for Common Stock redeemed.......................................        1,335,306
    Interest payable........................................................           56,623
    Payable for futures variation margin-Note 4(a)..........................            6,806
    Accrued expenses........................................................          354,644          87,816,940
                                                                                   __________       _____________
NET ASSETS..................................................................                        $ 358,900,469
                                                                                                    =============

REPRESENTED BY:
    Paid-in capital.........................................................                        $ 469,863,103
    Accumulated undistributed investment income-net.........................                           14,105,924
    Accumulated net realized (loss) on investments, securities sold short,
     foreign currency transactions and financial futures....................                         (140,552,041)
    Accumulated net unrealized appreciation on investments, securities sold short, and foreign currency transactions
     (including $56,975 net unrealized appreciation
     on financial futures)-Note 4(b)........................................                           15,483,483
                                                                                                    _____________
NET ASSETS at value.........................................................                         $358,900,469
                                                                                                    =============


DREYFUS CAPITAL VALUE FUND (A Premier Fund)
STATEMENT OF ASSETS AND LIABILITIES (CONTINUED)
SEPTEMBER 30, 1995

Shares of Common Stock outstanding:
    Class A Shares
     (100 million shares of $.01 par value authorized).....................     25,543,483
                                                                                ==========
    Class B Shares
     (100 million shares of $.01 par value authorized).....................      8,438,630
                                                                                ==========
    Class C Shares
     (100 million shares of $.01 par value authorized).....................             94
                                                                                ==========
    Class R Shares
     (100 million shares of $.01 par value authorized).....................             92
                                                                                ==========
NET ASSET VALUE per share:
    Class A Shares
     ($271,051,783 / 25,543,483 shares)....................................         $10.61
                                                                                ==========
    Class B Shares
     ($87,846,730 / 8,438,630 shares)......................................         $10.41
                                                                                ==========
    Class C Shares
     ($979 / 94 shares)....................................................         $10.41
                                                                                ==========
    Class R Shares
     ($977 / 92 shares)....................................................         $10.62
                                                                                 =========

See notes to financial statements.

DREYFUS CAPITAL VALUE FUND (A Premier Fund)
STATEMENT OF OPERATIONS

                                                                              YEAR ENDED SEPTEMBER 30, 1995
INVESTMENT INCOME:
  INCOME:
    Interest................................................................         $ 20,726,708
    Cash dividends (net of $75,753 foreign taxes withheld at source)......              1,924,318
                                                                                     ____________
        TOTAL INCOME........................................................                             $ 22,651,026
  EXPENSES:
    Investment advisory fee-Note 3(a).......................................            1,840,790
    Sub-investment advisory fee-Note 3(a)...................................            1,365,789
    Dividends on securities sold short....................................              1,861,794
    Shareholder servicing costs-Note 3(c).................................              1,659,621
    Distribution fees-Note 3(b)...........................................                738,585
    Prospectus and shareholders' reports..................................                120,170
    Custodian fees........................................................                106,205
    Professional fees.....................................................                 73,048
    Registration fees.....................................................                 72,468
    Interest expense-Note 2...............................................                 59,145
    Directors' fees and expenses-Note 3(d)................................                 49,789
    Miscellaneous.........................................................                 22,130
                                                                                     ____________
        TOTAL EXPENSES......................................................                                7,969,534
                                                                                                         ____________
        INVESTMENT INCOME-NET...............................................                               14,681,492
                                                                                                         ____________
REALIZED AND UNREALIZED (LOSS) ON INVESTMENTS:
  Net realized gain (loss) on investments-Note 4(a):
    Long transactions (including options transactions and foreign
     currency transactions).................................................                             $  2,696,163
    Short sale transactions.................................................                              (22,403,778)
    Net realized gain on forward currency exchange contracts-Note 4(a);
     Long transactions......................................................                                  118,547
    Net realized (loss) on financial futures-Note 4(a);
     Short transactions.....................................................                               (7,893,569)
                                                                                                         ____________
      NET REALIZED (LOSS)...................................................                              (27,482,637)
    Net unrealized (depreciation) on investments, securities sold short and foreign currency transactions [including ($1,427,125) net
     unrealized (depreciation) on financial futures]........................                              (28,971,658)
                                                                                                         ____________
      NET REALIZED AND UNREALIZED (LOSS) ON INVESTMENTS.....................                              (56,454,295)
                                                                                                         ____________
NET (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS......................                             $(41,772,803)
                                                                                                         =============

See notes to financial statements.

DREYFUS CAPITAL VALUE FUND (A Premier Fund)
STATEMENT OF CHANGES IN NET ASSETS

                                                                                     YEAR ENDED SEPTEMBER 30,
                                                                               -----------------------------------
                                                                                    1994                   1995
                                                                               -------------         -------------
OPERATIONS:
  Investment income-net...................................................     $   9,823,170         $  14,681,492
  Net realized (loss) on investments, securities sold short,
   foreign currency transactions and financial futures....................        (9,217,163)          (27,482,637)
  Net unrealized appreciation (depreciation) on investments, securities sold short, foreign currency transactions and financial futures
   for the year...........................................................        26,168,303           (28,971,658)
                                                                               _____________         _____________
    NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS.......        26,774,310           (41,772,803)
                                                                               _____________         _____________
DIVIDENDS TO SHAREHOLDERS FROM;
  Investment income-net:
    Class A shares........................................................        (8,633,848)           (8,406,886)
    Class B shares........................................................          (913,770)           (1,940,644)
    Class C shares........................................................             --                   --
    Class R shares........................................................             --                   --
                                                                               _____________         _____________
      TOTAL DIVIDENDS.....................................................        (9,547,618)          (10,347,530)
                                                                               _____________         _____________
CAPITAL STOCK TRANSACTIONS:
  Net proceeds from shares sold:
    Class A shares........................................................       116,664,797           39,533,363
    Class B shares........................................................        85,400,651           26,973,391
    Class C shares........................................................             --                   1,000
    Class R shares........................................................             --                   1,000
  Dividends reinvested:
    Class A shares........................................................         4,857,514            5,143,774
    Class B shares........................................................           489,988              990,338
    Class C shares........................................................             --                   --
    Class R shares........................................................             --                   --
  Cost of shares redeemed:
    Class A shares........................................................      (147,154,408)        (136,312,596)
    Class B shares........................................................        (8,939,968)         (36,549,208)
    Class C shares........................................................             --                   --
    Class R shares........................................................             --                   --
                                                                               _____________         _____________

      INCREASE (DECREASE) IN NET ASSETS FROM CAPITAL STOCK TRANSACTIONS...        51,318,574          (100,218,938)
                                                                               _____________         _____________
        TOTAL INCREASE (DECREASE) IN NET ASSETS...........................        68,545,266          (152,339,271)

NET ASSETS:
  Beginning of year.......................................................       442,694,474           511,239,740
                                                                               _____________         _____________
  End of year (including undistributed investment income-net:
    $9,771,962 in 1994 and $14,105,924 in 1995)...........................     $ 511,239,740         $ 358,900,469
                                                                               =============         =============

DREYFUS CAPITAL VALUE FUND (A Premier Fund)
STATEMENT OF CHANGES IN NET ASSETS (CONTINUED)

                                                                                   SHARES
                                           CLASS A                     CLASS B                  CLASS C           CLASS R
                                --------------------------    --------------------------     -------------     -------------
                                 YEAR ENDED SEPTEMBER 30,      YEAR ENDED SEPTEMBER 30,     PERIOD ENDED      PERIOD ENDED
                                --------------------------    --------------------------    SEPTEMBER 30,     SEPTEMBER 30,
                                    1994           1995          1994           1995           1995*              1995*
                                ------------  ------------    ------------  ------------    -------------     -------------
CAPITAL SHARE TRANSACTIONS:
  Shares sold...............      9,919,385     3,569,389       7,342,835      2,464,126          94               92
  Shares issued for
   dividends reinvested.....        411,308       466,343          41,951         91,024          --                --
  Shares redeemed...........    (12,560,968)  (12,382,551)       (783,960)    (3,400,272)         --                --
                                -----------   -----------       ---------     ----------         ----              ----
    (DECREASE) IN
      SHARES OUTSTANDING....     (2,230,275)   (8,346,819)      6,600,826       (845,122)         94                92
                                ===========   ===========       =========     ==========         ====              ====

* From August 22, 1995 (commencement of initial offering) to September 30, 1995.


See notes to financial statements.

DREYFUS CAPITAL VALUE FUND (A Premier Fund)
FINANCIAL HIGHLIGHTS

    Reference is made to page 4 of the Fund's Prospectus dated February 1, 1996.

DREYFUS CAPITAL VALUE FUND (A Premier Fund)
NOTES TO FINANCIAL STATEMENTS

NOTE 1-SIGNIFICANT ACCOUNTING POLICIES:

    The Fund is registered under the Investment Company Act of 1940 ("Act") as a diversified open-end management investment company. The Dreyfus Corporation ("Dreyfus") serves as the Fund's investment adviser. Comstock Partners, Inc. ("Comstock Partners") serves as the Fund's sub-investment adviser. Premier Mutual Fund Services, Inc. (the "Distributor") acts as the distributor of the Fund's shares. The Distributor, located at One Exchange Place, Boston, Massachusetts 02109, is a wholly-owned subsidiary of FDI Distribution Services, Inc., a provider of mutual fund administration services, which in turn is a wholly-owned subsidiary of FDI Holdings, Inc., the parent company of which is Boston Institutional Group, Inc. Dreyfus is a direct subsidiary of Mellon Bank, N.A.

    The Fund offers Class A, Class B, Class C and Class R shares. Class A shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge imposed at the time of redemption on redemptions made within six years of purchase, Class C shares are subject to a contingent deferred sales charge imposed at the time of redemption on redemptions made within one year of purchase and Class R shares are sold at net asset value per share only to institutional investors. Other differences between the four Classes include the services offered to and the expenses borne by each Class and certain voting rights.

    (A) PORTFOLIO VALUATION: Investments in securities (including options and financial futures) are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the Board of Directors. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange.

    (B) FOREIGN CURRENCY TRANSACTIONS: The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

    Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions, the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books, and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

    (C) SECURITIES TRANSACTIONS AND INVESTMENT INCOME: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, amortization of discount on investments, is recognized on the accrual basis.

    (D) DIVIDENDS TO SHAREHOLDERS: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the Fund may make distributions on a more frequent basis to comply with the

DREYFUS CAPITAL VALUE FUND (A Premier Fund)
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

distribution requirements of the Internal Revenue Code. This may result in distributions that are in excess of investment income-net and net realized gain on a fiscal year basis. To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the Fund not to distribute such gain.

    (E) FEDERAL INCOME TAXES: It is the policy of the Fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Internal Revenue Code, and to make distributions of taxable income sufficient to relieve it from substantially all Federal income and excise taxes.

    The Fund has an unused capital loss carryover of approximately $122,600,000 available for Federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to September 30, 1995. The carryover does not include net realized securities losses from November 1, 1994 through September 30, 1995 which are treated, for Federal income tax purposes, as arising in fiscal 1995. If not applied, $9,100,000 of the carryover expires in fiscal 1999, $29,800,000 expires in fiscal 2000, $17,800,000 expires in fiscal 2001, $56,700,000 expires in fiscal 2002, and $9,200,000 expires in fiscal 2003.

NOTE 2-BANK LINE OF CREDIT:

    In accordance with an agreement with a bank, the Fund may borrow up to $10 million under a short-term unsecured line of credit. Interest on borrowings is charged at rates which are related to Federal Funds rates in effect from time to time. Outstanding borrowings on September 30, 1995 under the line of credit, amounted to $10 million, at an annualized rate of 7.05%.

    The average daily amount of short-term debt outstanding during the year ended September 30, 1995 was approximately $859,000, with a related weighted average annualized interest rate of 6.89%. The maximum amount borrowed at any time during the year ended September 30, 1995 was $10 million.

NOTE 3-INVESTMENT ADVISORY FEE, SUB-INVESTMENT ADVISORY FEE AND OTHER TRANSACTIONS WITH AFFILIATES:

    (A) Fees payable by the Fund pursuant to the provisions of an Investment Advisory Agreement with Dreyfus and a Sub-Investment Advisory Agreement with Comstock Partners (together "Agreements") are payable monthly, computed on the average daily value of the Fund's net assets at the following annual rates:


   AVERAGE NET ASSETS                      DREYFUS         COMSTOCK PARTNERS
   --------------------                    -------         -----------------
    0 up to $25 million................   .60 of 1%            .15 of 1%
    $25 up to $75 million..............   .50 of 1%            .25 of 1%
    $75 up to $200 million.............   .45 of 1%            .30 of 1%
    $200 up to $300 million............   .40 of 1%            .35 of 1%
    In excess of $300 million..........   .375 of 1%           .375 of 1%

    The Agreements further provide that the Fund may deduct from the fees to be paid to Dreyfus and Comstock Partners, or Dreyfus and Comstock Partners will bear such excess expense, to the extent required by state law, should the Fund's aggregate expenses, exclusive of taxes, brokerage, interest on borrowings (which, in the view of Stroock & Stroock & Lavan, counsel to the Fund, also contemplates dividends and interest accrued on securities sold short), and extraordinary expenses, exceed the expense limitation of any state having jurisdiction over the Fund. The most stringent state expense limitation applicable to the Fund presently requires reimbursement in any full fiscal year that such expenses (exclusive of distribution expenses and certain expenses as described above) exceed 21\2% of the first $30

DREYFUS CAPITAL VALUE FUND (A Premier Fund)
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

million, 2% of the next $70 million and 11\2% of the excess over $100 million of the average value of the Fund's net assets in accordance with California "blue sky" regulations. No expense reimbursement was required for the year ended September 30, 1995.

    Dreyfus Service Corporation, a wholly-owned subsidiary of Dreyfus, retained $13,897 during the year ended September 30, 1995 from commissions earned on sales of Fund shares.

    (B) Under the Distribution Plan adopted pursuant to Rule 12b-1 under the Act, the Fund pays the Distributor for distributing the Fund's Class B and Class C shares at an annual rate of .75 of 1% of the value of the average daily net assets of Class B and Class C. During the year ended September 30, 1995, $738,584 was charged to the Fund for the Class B shares and $1 was charged to the Fund for the Class C shares.

    (C) Under the Shareholder Services Plan, the Fund pays the Distributor, at an annual rate of .25 of 1% of the value of the average daily net assets of Class A, Class B and Class C shares for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the Fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents in respect of these services. The Distributor determines the amount to be paid to Service Agents. For the year ended September 30, 1995, $822,664, $246,195 were charged to Class A and B shares, respectively, and no amounts were charged to the Class C shares, by the Distributor pursuant to the Shareholder Services Plan.

    (D) Each director who is not an "affiliated person" as defined in the Act receives from the Fund an annual fee of $4,500 and an attendance fee of $500 per meeting. The Chairman of the Board receives an additional 25% of such compensation and each director emeritus receives 50% of such compensation.

NOTE 4-SECURITIES TRANSACTIONS:

    (A) The following summarizes the aggregate amount of purchases and sales of investment securities and securities sold short, excluding short-term securities, financial futures, forward currency exchange contracts and options transactions during the year ended September 30, 1995:

                                           PURCHASES           SALES
                                        ---------------    ---------------

    Long transactions..............      $ 87,407,314        $ 77,568,367
    Short sale transactions........       136,098,892          76,244,500
                                        _______________     _______________
      TOTAL........................       $223,506,206       $153,812,867
                                        ==============      ==============

    The Fund is engaged in short-selling which obligates the Fund to replace the security borrowed by purchasing the security at current market value. The Fund would incur a loss if the price of the security increases between the date of the short sale and the date on which the Fund replaces the borrowed security. The Fund would realize a gain if the price of the security declines between those dates. Until the Fund replaces the borrowed security, the Fund will maintain daily, a segregated account with a broker and custodian, of cash and/or U.S. Government securities sufficient to cover its short position. Securities sold short at September 30, 1995 and their related market values and proceeds are set forth in the Statement of Securities Sold Short.

DREYFUS CAPITAL VALUE FUND (A Premier Fund)
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

The following summarizes open forward currency contracts at September 30, 1995:


                                                                     U.S.
                                                                    DOLLAR          UNREALIZED
FORWARD CURRENCY CONTRACTS:                       PROCEEDS           VALUE         (DEPRECIATION)
                                                 -----------      -----------      --------------
SALES:
  Dutch Guilders, expiring 11/20/95...........   $ 4,072,948      $ 4,203,262       $  (130,314)
  German Deutschemarks, expiring 11/17/95.....    73,520,652       75,890,661        (2,370,009)
  Swiss Francs, expiring 11/17/95.............    42,549,364       45,252,174        (2,702,810)

                                                    COST
                                                 -----------
PURCHASES;
  Hong Kong Dollars, expiring 10/3/95.........   $   181,174          181,174            --
                                                                                     -----------
                     TOTAL.......................................................   $(5,203,133)
                                                                                     ===========

   The Fund enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings. When executing forward currency exchange contracts, the Fund is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the Fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The Fund realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the Fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The Fund realizes a gain if the value of the contract increases between those dates. The Fund is also exposed to credit risk associated with counter party nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gains on such contracts that are recognized in the statement of assets and liabilities.

    The Fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The Fund is exposed to market risk as a result of changes in the value of the underlying financial instruments (see the Statement of Financial Futures). Investments in financial futures require the Fund to "mark to market" on a daily basis, which reflects the change in the market value of the contracts at the close of each day's trading. Typically, variation margin payments are made or received to reflect daily unrealized gains or losses. When the contracts are closed, the Fund recognizes a realized gain or loss. These investments require initial margin deposits with a custodian, which consist of cash or cash equivalents, up to approximately 10% of the contract amount. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at September 30, 1995 and their related unrealized market appreciation (depreciation) are set forth in the Statement of Financial Futures.

    The Fund may purchase put and call options, including restricted options, which are not exchange traded in order to gain exposure to or protect against changes in the market. The Fund's exposure to credit risk associated with counter party nonperformance on these investments is typically limited to the market value of such investments that are disclosed in the Statement of Investments.

    The Fund may invest in fixed and floating rate loans arranged through private negotiations between an issuer of Sovereign Debt Obligations and one or more financial institutions. The Fund's investments in loans are expected in most instances to be in the form of participations in loans and assignments of all or a portion of loans from third parties. As a result the Fund may be subject to credit risk from the issuer of

DREYFUS CAPITAL VALUE FUND (A Premier Fund)
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Sovereign Debt Obligations and the third party. In addition such loans may be less liquid and may be subject to greater price volatility.

    (B) At September 30, 1995, accumulated net unrealized appreciation on investments was $20,631,522, consisting of $46,860,961 gross unrealized appreciation and $26,229,439 gross unrealized depreciation, excluding foreign currency transactions.

    At September 30, 1995, the cost of investments for Federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS
SHAREHOLDERS AND BOARD OF DIRECTORS
DREYFUS CAPITAL VALUE FUND (A PREMIER FUND)

    We have audited the accompanying statement of assets and liabilities of Dreyfus Capital Value Fund (A Premier Fund), including the statements of investments, financial futures and securities sold short, as of September 30, 1995, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of September 30, 1995 by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Capital Value Fund (A Premier Fund) at September 30, 1995, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with generally accepted accounting principles.


[Ernst & Young LLP signature logo]


New York, New York
November 13, 1995

                          COMSTOCK PARTNERS FUNDS, INC.

                                     PART C

                                OTHER INFORMATION


ITEM 15. INDEMNIFICATION.
-------  ---------------

   The response to this item is incorporated by reference to Item 27 of Part C of Post-Effective Amendment No. 7, filed July 20, 1995, to the Registrant's Registration Statement on Form N-1A, Registration Nos. 33-40771 and 811-5502 (the "Registration Statement").

ITEM 16. EXHIBITS.
-------  --------

EXHIBIT
NUMBER      DESCRIPTION
-------     -----------
   1 Registrant's Articles of Incorporation, Articles of Amendment and Articles Supplementary are incorporated by reference to Exhibit 1 to Post-Effective Amendment No. 7 to the Registration Statement, filed July 20, 1995 ("Post-Effective Amendment No. 7") and to Exhibit 1 to Post-Effective No. 8 to the Registration Statement filed February 13, 1996 ("Post-Effective Amendment No. 8").

   2      Registrant's By-Laws, as amended are incorporated by reference to
          Exhibit 2 to the Post-Effective Amendment No. 8.

   3      Inapplicable.

   4 Agreement and Plan of Reorganization between Registrant and the Dreyfus Capital Value Fund, Inc. (filed herewith as Exhibit A to the Prospectus/Proxy Statement).

   5 Form of Registrant's specimen share certificates are incorporated by reference to Exhibit 4(d) to Post-Effective Amendment No.8.

   6(a) Form of Investment Advisory Agreement between Registrant and Comstock Partners, Inc. is incorporated by reference to Exhibit 5(c) to Post-Effective No. 8.

   6(b) Form of Sub-Investment Advisory and Administration Agreement between Registrant and The Dreyfus Corporation is incorporated by reference to
          Exhibit 5(d) to Post-Effective Amendment No. 8.

   7 Form of Distribution Agreement between Registrant and Premier Mutual Fund Services, Inc. is incorporated by reference to Exhibit 6 Post-Effective Amendment No. 8.

   8      Inapplicable.

   9 Form of Custodian Agreement between Registrant and The Bank of New York is incorporated by reference to Exhibit 8(a) to Post-Effective Amendment No. 8.

  10(a) Amended and Restated Class A Service and Distribution Plan is incorporated by reference to Exhibit 15(a) to Post-Effective Amendment No. 8.

  10(b)   Class B Service and Distribution Plan is incorporated by reference to
          Exhibit 15(b) to Post-Effective Amendment No. 8.

  10(c) Amended and Restated Class C Service and Distribution Plan is incorporated by reference to Exhibit 15(c) to Post-Effective Amendment No. 8.

  10(d) Form of Rule 18f-3 Plan entered into by Registrant is incorporated by reference to Exhibit 18 to Post-Effective Amendment No. 8.

  11 Opinion of Counsel regarding legality of issuance of shares and other matters.

  12      Opinion of Counsel on tax matters.

  13      Inapplicable.

  14(a)   Consent of Ernst & Young LLP, Independent Auditors.

  14(b) Consent of Venable, Baetjer and Howard, LLP (included in Exhibit 11 hereto).

  14(c)   Consent of Simpson Thacher & Bartlett (included in Exhibit 12 hereto).

  15      Inapplicable.

  16      Powers of Attorney for Messrs. Salvigsen, Minter, Adelberg and
          Smith.

  17(a)   Form of Proxy.

ITEM 17.         UNDERTAKINGS.
-------          ------------

   (1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

   (2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

                                   SIGNATURES

          As required by the Securities Act of 1933, this registration statement has been signed on behalf of the registrant, in the City of Jersey City and State of New Jersey on the 13th day of February, 1996.

                         COMSTOCK PARTNERS FUNDS, INC.


                         By: /s/ Robert C. Ringstad
                            ---------------------------
                                Robert C. Ringstad
                                Vice President and Treasurer

          Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated on the 13th day of February, 1996.

      SIGNATURE                            TITLE
      ---------                            -----

/s/ Stanley D. Salvigsen
--------------------                Chairman of the Board (principal executive
Stanley D. Salvigsen                officer) and Director

/s/ Robert C. Ringstad
---------------------               Treasurer (principal financial and
Robert C. Ringstad                  accounting officer)

/s/ Charles L. Minter
---------------------                Director
Charles L. Minter

/s/ M. Bruce Adelberg
---------------------                Director
M. Bruce Adelberg


---------------------                Director
E. W. Kelley

/s/ Robert M. Smith
---------------------                Director
Robert M. Smith

                          COMSTOCK PARTNERS FUNDS, INC.

                                INDEX TO EXHIBITS

EXHIBIT
NUMBER                DESCRIPTION OF EXHIBIT
------                ----------------------
 11                   Opinion of Counsel regarding legality of issuance of
                      shares and other matters.

 12                   Opinion of Counsel on tax matters.

 14(a)                Consent of Ernst & Young LLP, Independent Auditors

 16                   Powers of Attorney for Messrs. Salvigsen, Minter,
                      Adelberg, Kelley and Smith

 17(a)                Form of Proxy